Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is management’s discussion and analysis of financial condition and results of operations of Global Ship Lease, Inc. for the six month periods ended June 30, 2020 and 2019.  The following discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and the related notes thereto, included in this report, the discussion and analysis included in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 2, 2020 (the “Annual Report”), and other financial information appearing elsewhere in this report.  We prepare our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The following discussion and analysis contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report.
Unless the context otherwise requires, references to the “Company,” “we,” “us,” “our” or “Global Ship Lease” refer to Global Ship Lease, Inc., “CMA CGM” refers to CMA CGM S.A., currently our principal charterer, “Poseidon Containers” refers to Poseidon Containers Holdings LLC and K&T Marine LLC, collectively, with whom we completed a strategic combination on November 15, 2018 (the “Poseidon Transaction”) pursuant to which we acquired 19 containerships from Poseidon Containers, excluding the Argos (the “Poseidon Containers Fleet”), “GSL Fleet” refers to the 19 vessels that were owned by us prior to the consummation of the Poseidon Transaction, Technomar Shipping Inc. (“Technomar”) refers to our ship technical manager and ConChart Commercial Inc. (“Conchart”) refers to our commercial ship manager. Unless otherwise indicated, all references to “$” and “dollars” in this report are to U.S. dollars. We use the term “TEU”, meaning twenty-foot equivalent unit, the international standard measure of container size, in describing volumes in world container trade and other measures, including the capacity of our containerships, which we also refer to as ships. Unless otherwise indicated, we calculate the average age of our ships on a weighted average basis, based on TEU capacity. All share and per share amounts disclosed in this report give retroactive effect, for all periods presented, to the one-for-eight reverse stock split of our Class A common shares effected on March 25, 2019.
Cautionary Statement Regarding Forward-Looking Statements
This report contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this report include, but are not limited to, statements regarding our disclosure concerning our operations, cash flows, financial position, dividend policy, the anticipated benefits of our strategic transaction with Poseidon Containers, and the likelihood of success in acquiring additional ships to expand our business.
Forward-looking statements appear in a number of places in this report and in our Annual Report, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this report. The risks described under “Risk Factors” are not exhaustive. Other sections of this report describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to publicly update or revise any forward-looking statement to reflect circumstances or events after the date of this report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this report.

Overview
We are a containership owner, incorporated in the Republic of the Marshall Islands. We commenced operations in December 2007 with a business of owning and chartering out containerships under fixed rate charters to container liner companies.
As of June 30, 2020, we owned 45 containerships, with a total capacity of 249,804 TEU and with an average age, weighted by TEU capacity, of 13.3 years. During July 2020, we sold two 1999 built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, and we currently own 43 containerships, with a total capacity of 245,280 TEU and with an average age, weighted by TEU capacity of 13.2 years.
We are responsible for the operation and technical management of each ship, which includes crewing, providing lubricating oils, maintaining the ship, arranging and supervising periodic drydocking and performing work required by regulations.
All of our vessels are technically managed by Technomar, a company of which George Giouroukos, our Executive Chairman, is the majority beneficial owner, under ship management contracts whereby, for an annual management fee, Technomar provides all day-to-day ship technical management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. We pay Technomar a daily management fee of Euro 685 per ship, which has remained unchanged since 2018, payable in U.S. dollars at an agreed rate of exchange, which, in addition to the technical ship management services noted above, includes administrative support services provided to us, including accounting and financial reporting, treasury management services and legal services.
Commercial management services for our vessels includes evaluating market charter rates and durations of future employment, marketing a vessel for such employment, agreeing the detailed terms of a new charter or extension of an existing charter, administering the conduct of the charter including collection of charter-hire where necessary, and negotiating sale and purchase transactions. Following our sale of GSL Matisse and Utrillo, Global Ship Lease Services Limited (“GSLS”), our wholly owned subsidiary, is the commercial manager for 16 of our ships. It has entered into a Commercial Advisory Services and Exclusive Brokerage Services Agreement (“EBSA”) with Conchart, of which our Executive Chairman is the sole beneficial owner, whereby Conchart is appointed to provide commercial advisory and exclusive brokerage services.  GSLS has agreed to pay Conchart a commission of 1.25% on all monies earned under each charter fixture, other than charters with CMA CGM, a commission of 0.75% on new charters with CMA CGM, subject to certain exceptions, and a 1.00% commission on any sale and purchase transaction. Commercial management for all of our other vessels is provided directly by Conchart on similar terms.
For more information regarding management of our ships, please see “Item 4. Information on the Company—B. Business Overview—Management of our Fleet” in our Annual Report.
Our financial results are largely driven by the following factors:
●	the continued performance of our charter agreements;
●	the number of ships in our fleet and their charter rates;
●	the terms under which we recharter our ships once the existing time charters have expired;
●	the number of days that our ships are utilized and not subject to drydocking, special surveys or otherwise are off-hire;
●
our ability to control our costs, including ship operating costs, ship management fees, insurance costs, drydock costs, general, administrative and other expenses and interest and financing costs. Ship operating costs may vary from month to month depending on a number of factors, including the timing of purchases of spares and stores and of crew changes;

●	impairment of our ships and other non-current assets; and
●	access to, and the pricing and other terms of, our debt and other financings.

All of our ships are fixed on charters, with a range of short-term to long-term. Adjusted to include all charters agreed, and ships acquired or divested, up to August 6, 2020, the average remaining term of our charters at June 30, 2020, to the mid-point of redelivery, including options under our control, was 2.3 years on a TEU-weighted basis. The charter rate that we will be able to achieve on renewal will be affected by market conditions at that time. As discussed further below, operational matters such as off-hire days for planned maintenance or improvements or for unexpected accidents and incidents affect the actual amount of revenues we receive. If our charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected. If our existing charters with our charterers were terminated and we were required to recharter at lower rates or if we were unable to find new charters due to market conditions, our results of operations and financial condition would be materially adversely affected.
CMA CGM is our main customer representing 52.40% of our revenue for the six months ended June 30, 2020.  CMA CGM owns 9.94% of our issued Class A common shares, which represents 11.13% of our voting rights. Charter payments from CMA CGM are a major source of operating cash flow. At any given time in the future, the cash resources of CMA CGM may be diminished or exhausted, and we cannot assure you that CMA CGM will be able to make charter payments to us.
Operating Fleet
The following table presents summary information about our fleet of 43 ships as of August 6, 2020:
Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26	47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22	2Q22	34,000
Anthea Y(1)	9,115	31,890	2015	COSCO (2)	3Q20	4Q20	Confidential (2)
Maira XL(1)	9,115	31,820	2015	Confidential (3)	2Q22	3Q22	Confidential (3)
MSC Tianjin (4)	8,603	34,325	2005	MSC	2Q24	3Q24	Confidential (4)
MSC Qingdao (4)	8,603	34,305	2004	MSC	2Q24	3Q24	Confidential (4)
GSL Ningbo	8,603	34,340	2004	Maersk	3Q20	4Q20	18,000
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	4Q24 (5)	Confidential (5)
GSL Kalliopi	7,847	29,105	2004	Maersk	4Q22	4Q24 (5)	Confidential (5)
GSL Grania	7,847	29,190	2004	Maersk	4Q22	4Q24 (5)	Confidential (5)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina(1)	6,927	23,421	2013	CMA CGM	2Q24	3Q24	25,910
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM	1Q24	2Q24	25,910
Alexis (1)	6,882	23,919	2015	CMA CGM	1Q24	2Q24	25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21	4Q21	34,000
Agios Dimitrios	6,572	24,746	2011	MSC	4Q23	1Q24	20,000
GSL Christen	6,840	27,954	2002	Maersk (6)	3Q20	1Q21	Confidential (6)
GSL Nicoletta	6,840	28,070	2002	MSC (6)	2Q21	3Q21	Confidential (6)
GSL Vinia	6,080	23,737	2004	Confidential (7)	3Q24	1Q25	Confidential (7)
GSL Christel Elisabeth	6,080	23,745	2004	Confidential (7)	2Q24	1Q25	Confidential (7)
Tasman	5,936	25,010	2000	Maersk	1Q22	3Q23 (8)	12,500 (8)
Dimitris Y	5,936	25,010	2000	ZIM	2Q22	2Q22	14,500
Ian H	5,936	25,128	2000	ZIM	1Q21	2Q21	14,500
Dolphin II	5,095	20,596	2007	Sea Lead (9)	4Q20	4Q20	7,000 (9)
Orca I	5,095	20,633	2006	Maersk	3Q20 (10)	2Q21(10)	9,000 (10)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Château d’If	5,089	19,994	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM America	4,045	17,428	2006	CMA CGM	3Q22	1Q23	25,350
GSL Valerie	2,824	11,971	2005	MSC	3Q20	3Q20	9,000
Athena	2,762	13,538	2003	MSC	1Q21	1Q21	9,000
Maira	2,506	11,453	2000	MSC	4Q20	4Q20	8,000
Nikolas	2,506	11,370	2000	MSC	4Q20	4Q20	8,000
Newyorker	2,506	11,463	2001	MSC	1Q21	1Q21	9,000 (11)
La Tour	2,272	11,742	2001	MSC	4Q20	4Q20	8,800
Manet	2,272	11,727	2001	Sea Lead	4Q20	4Q20	7,750
GSL Keta	2,207	11,731	2003	OOCL	3Q20	4Q20	8,000
Julie	2,207	11,731	2002	Sea Consortium	3Q20	3Q20	6,600
Kumasi	2,207	11,791	2002	CMA CGM	4Q20	1Q21	9,800
Marie Delmas	2,207	11,731	2002	CMA CGM	4Q20	1Q21	9,800

(1) Modern design, high reefer capacity, fuel-efficient vessel.
(2) Charter extended from June 5, 2020 to 4Q2020 (assuming median expiry), at a rate expected to generate approximately $2.1 million of Adjusted EBITDA over the median period.

(3) Charter to July 2020 with COSCO at a rate of $39,200 per day; new charter with a leading liner operator, expected to commence in August 2020, to 2Q2022 (assuming median expiry), at a rate expected to generate approximately $14.3 million of Adjusted EBITDA over the median period.

(4) Five-year charters which commenced 2Q2019. Approximately $40 million of Adjusted EBITDA, aggregate across the two ships, is expected to be generated for the median period remaining on the charters, from June 30, 2020.

(5) GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer. Approximately $26 million of Adjusted EBITDA, aggregate across the three ships, is expected to be generated for the median firm period remaining on the charters, from June 30, 2020. This increases by approximately $16 million if all options are exercised by the Charterer.

(6) New Purchase One has been renamed GSL Christen; New Purchase Two has been renamed GSL Nicoletta. GSL Christen commenced a new charter with Maersk in July 2020, to 1Q2021 (assuming median expiry), at a rate expected to generate approximately $0.9 million of Adjusted EBITDA over the median period. GSL Nicoletta commenced a new charter with MSC in July 2020, to 3Q2021 (assuming median expiry), at a rate expected to generate approximately $2.2 million of Adjusted EBITDA over the median period.

(7) GSL Vinia and GSL Christel Elisabeth delivered in December 2019, and are contracted on 52 – 60 months charters. Approximately $19 million of Adjusted EBITDA, aggregate across the two ships, is expected to be generated for the median period remaining on the charters, from June 30, 2020.

(8) 12-month extension at charterer’s option callable in 2Q2022, at an increased rate of $20,000 per day.
(9) Charter to July with Feedertech, at a rate of $12,500 per day; new charter with Sea-Lead, expected to commence in August 2020, to 4Q2022, at a rate of $7,000 per day.
(10) 12-24 month charter (which commenced in June 2019), at charterer’s option. Rate increases to $10,000 per day from September 1, 2020.
(11) Charter for Newyorker extended to 1Q2021, at a rate of $8,000 per day from January 1, 2021.

Recent and Other Developments
On July 3, 2020, the Company delivered GSL Matisse to its new owners for net proceeds of $3.6 million, and the vessel was released as collateral under the Company’s 2022 Notes and applicable secured term loan.
On July 20, 2020, the Company delivered Utrillo to its new owners for net proceeds of $3.6 million, and the vessel was released as collateral under the Company’s 2022 Notes and applicable secured term loan.
During the period from January 1, 2020 through August 6, 2020, we sold an aggregate of 235,027 Depositary Shares (each Depositary Share representing 1/100th of one Series B Cumulative Redeemable Perpetual Preferred Share) at an average price of $22.3 per share for aggregate net proceeds of $5.2 million under our previously announced “at the market” offering program, pursuant to which we may sell up to $75.0 million of our Depositary Shares. There is $68.1 million of remaining availability under this program as of the date hereof. As of August 6, 2020, we had 16,779 Series B Preferred Shares outstanding.

COVID-19 Pandemic: On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic.  Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China and that has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including, among others, quarantines, travel restrictions, and physical distancing requirements. These measures have resulted in a significant reduction in global economic activity and uncertainty in the global financial markets. When these measures and the resulting economic impact will end and the long-term impact of such measures on the global economy cannot be known at this time. A significant reduction in manufacturing and other economic activities has and will continue to have a material and adverse impact on the global production and supply of goods, such as those that that our customers transport on our vessels, which has and may continue to negatively affect the demand for container shipping services, and therefore charter rates and asset values. In addition, the COVID-19 pandemic has caused, and if it continues on a prolonged basis may continue to cause, delayed or extended drydockings and disruptions in our operations from non-availability of staff and materials. The scale and duration, as well as the impact, of these factors, while currently uncertain, could have a material and adverse impact on our operations, earnings, cash flows and financial condition for 2020. Accordingly, an estimate of the impact cannot be made at this time.
Critical Accounting Policies
The interim unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in our Annual Report.
For a further description of our material accounting policies, please see note 2 to the interim unaudited consolidated financial statements included elsewhere in this report.
(a)	Use of estimates
The preparation of interim unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.

(b)	Vessels in operation
Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs less any negative goodwill, if applicable. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Company’s merger with Marathon Acquisition Corp. in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.
Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.
Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the six months ended June 30, 2020 and for the year ended December 31, 2019.
Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.
Management estimates the residual values of our container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affects the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management, after considering current market trends for scrap rates and historical scrap rates of the residual values of our vessels, estimates scrap value per LWT at a rate of $400.
For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.
The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited Consolidated Statements of Operations.
(c)	Assets Held for Sale
The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. As of June 30, 2020, GSL Matisse and Utrillo were classified as held for sale.

(d)	Impairment of Long-lived assets
Tangible fixed assets, such as vessels, are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Undiscounted projected operating cash flows are determined for each vessel group, which comprises of the vessel, the unamortized portion of deferred dry-docking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase, if applicable (together the “vessel group”) and compared to the carrying value of the vessel group (step one). Within the shipping industry, vessels can be purchased with a charter attached.
The value of the charter may be favorable or unfavorable when comparing the contracted charter rate to then current market rates. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the vessel group over its estimated remaining useful life is less than its carrying amount (step one) and is recorded equal to the amount by which the vessel group’s carrying amount exceeds its fair value, including any applicable charter. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers (step two).
The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those estimated with a material effect on the recoverability of each vessel’s carrying amount.
The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry-docking frequency, duration and cost  (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.
The Company has recognized an impairment loss of $8.5 million for the six months ended June 30, 2020. No impairment loss was recognized for the six months ended June 30, 2019.
(e)	Revenue recognition and related expense
The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the interim unaudited Consolidated Balance Sheets.
Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate.
Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.
Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.
Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.

(f)	Fair Value Measurement and Financial Instruments
Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.
Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:
Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
As of March 31, 2020, two of the Company’s vessel groups with a total aggregate carrying amount of $15.6 million were written down to their fair value of $8.0 million resulting in a non-cash impairment charge of $7.6 million which was allocated to the respective vessels’ carrying values.
As of June 30, 2020, two of the Company’s vessel groups with a total aggregate carrying amount of $8.0 million were written down to their fair value of $7.1 million resulting in a non-cash impairment charge of $0.9 million which was allocated to the respective vessels’ carrying values.
The estimated fair value, measured on a non-recurring basis, was determined with the assistance of valuations obtained from third party independent ship brokers. Therefore, the Company has categorized the fair value of these vessels as Level 2 in the fair value hierarchy for the periods ended March 31 and June 30, 2020.
Financial Risk Management: The Company’s activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.
Credit risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, of vessel employment contracts. Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.
Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and cash and cash equivalents. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.
Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.
Recent Accounting Pronouncements
Relevant recent accounting pronouncements are included in the notes to the interim unaudited consolidated financial statements included elsewhere in this report.
Results of Operations
Financial Results for the Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019
The following table presents interim unaudited consolidated revenue and expense for the six month periods ended June 30, 2020 and 2019. This information was derived from the unaudited consolidated financial statements of operations of Global Ship Lease for the respective periods.
(Expressed in millions of U.S. dollars except share data)
	Six months ended 30 June,
	2020	2019
OPERATING REVENUES
Time charter revenues (include related party revenues of $74.5 million and $72.5 million for each of the periods ended June 30, 2020 and 2019, respectively)	142.3	127.6

OPERATING EXPENSES:
Vessels operating expenses (include related party vessels operating expenses of $6.1 million and $4.2 million for each of the periods ended June 30, 2020 and 2019, respectively)	49.7	41.8
Time charter and voyage expenses (include related party time charter and voyage expenses of $1.2 million and $0.9 million for each of the periods ended June 30, 2020 and 2019, respectively)	6.2	3.6
Depreciation and amortization	23.1	21.7
Vessel impairment losses	8.5	—
General and administrative expenses	4.8	5.0
Operating Income	50.1	55.5

Interest income	0.8	0.8
Interest and other financial expense (including premium on 2022 Notes)	(35.5)	(38.1)
Other (expenses)/income, net	(0.4)	1.2
Total non-operating expenses	(35.1)	(36.0)
Income before income taxes	15.0	19.5
Income taxes	(0)	0
Net Income	15.0	19.5
Earnings allocated to Series B Preferred Shares	(1.8)	(1.5)
Net Income available to Common Shareholders	$13.2	$18.0

Revenue and Utilization
For the six months ended June 30, 2020, revenue was $142.3 million, up $14.7 million (or 11.52%) on revenue of $127.6 million in the comparative period. The increase was principally due to an additional 10.04% of operating days from the addition of six vessels since July 1, 2019, and increased revenue from MSC Tianjin, Alexandra, Alexis, Olivia I, Kristina and Katherine as the charters for these ships were renewed at increased rates, offset mainly by the decrease in revenue of Agios Dimitrios and MSC Qingdao due to offhire from scrubber installations during second quarter 2020 and decreases from GSL Matisse and Utrillo (assets held for sale as at June 30, 2020) and La Tour as her charter was renewed at a lower rate. There were 8,111 ownership days in the six months ended June 30, 2020, an increase of 17.35% compared to 6,912 in the six months ended June 30, 2019. The 434 days of offhire for dry-dockings in the six months ended June 30, 2020 were mainly attributable to three dry-dockings in progress as of June 30, 2020, one for regulatory reasons and two for scrubber installations plus three dry-dockings that were completed. With 217 days idle time for GSL Matisse and Utrillo (assets held for sale), 33 idle days for Julie and GSL Christen between charters and 59 days of unplanned offhire days, utilization was 90.84%. The 174 days of offhire for dry-dockings in the six months ended June 30, 2019 were mainly attributable to one completed dry-docking, primarily to upgrade the ship to increase substantially its reefer capacity and four dry-dockings in progress as of June 30, 2019, one for regulatory reasons only and three for the upgrade of their reefer capacity along with the regulatory dry-docking which has been brought forward. With 18 days idle time for Tasman, GSL Valerie and Orca I prior to their delivery to their new charterers and 24 days of unplanned offhire days, utilization was 96.88%.
The table below shows fleet utilization for the six month periods ended June 30, 2020 and 2019.
	Six months ended
	June 30,	June 30,
Days	2020	2019

Ownership days	8,111	6,912
Planned offhire - scheduled dry-dock	(434)	(174)
Unplanned offhire	(59)	(24)
Idle time	(250)	(18)
Operating days	7,368	6,696

Utilization	90.84%	96.88%

Vessel Operating Expenses
Vessel operating expenses, which primarily include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were $49.7 million, or an average of $6,125 per day, compared to $41.8 million in the comparative period, or $6,042 per day, an increase of $83 per ownership day, or 1.37%. The increase was due to 1,199 (17.35%) additional ownership days as a result of the acquisition of six vessels since July 1, 2019, all of which are Post-Panamax with higher daily operating expenses.

Time Charter and Voyage Expenses
For the six months ended June 30, 2020, time charter and voyage expenses were $6.2 million, compared to $3.6 million in the comparative period with the increase being due to the addition of six vessels since July 1, 2019, all of which incur such commission. In addition, a number of our legacy ships have completed their initial charters with CMA CGM or OOCL and were employed on new charters obtained with the assistance of a broker thereby incurring commission. In addition, there was an increase in bunker costs for GSL Matisse and Utrillo (assets held for sale), and for Julie and GSL Christen during idle time.
Depreciation and Amortization
Depreciation for the six months ended June 30, 2020 was $23.1 million, compared to $21.7 million in the comparative period, with the increase being due to the addition of six vessels since July 1, 2019.
Vessel impairment losses
Two 1999 built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, were sold on July 3, 2020 and July 20, 2020 respectively.  As of June 30, 2020, the vessels were immediately available for sale and qualified as assets held for sale. As of March 31, 2020, we had an expectation that the vessels would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment loss of $7.6 million was recognized for the three months ended March 31, 2020 and an additional impairment of $0.9 million has been recognized in the second quarter of 2020. No impairment charges were recognized in the prior year period.
General and Administrative Expenses
For the six months ended June 30, 2020, general and administrative expenses were $4.8 million, compared to $5.0 million in the comparative period. The average general and administrative expense per ownership day for the six month period ended June 30, 2020 was $587, compared to $719 in the comparative period, a decrease of $132 or 18.36%.
Adjusted EBITDA
Adjusted EBITDA (a non-GAAP financial measure) for the six months ended June 30, 2020 was $81.4 million, compared to $78.5 million for the comparative period, with the increase being due to the reasons noted above.
Interest Expense and Interest Income
Debt at June 30, 2020 totaled $845.0 million, comprising $267.0 million of indebtedness on our 9.875% First Priority Secured Notes due 2022 (the “2022 Notes”) and $4.7 million of indebtedness under a secured term loan, both cross collateralized by 18 vessels in the GSL Fleet, $59.0 million of indebtedness on our 8.00% Senior Unsecured Notes due 2024 (the “2024 Notes”), and $514.3 million other debt collateralized by our other vessels.  As of June 30, 2020, five of our vessels were unencumbered.
Debt at June 30, 2019 totaled $875.6 million, comprised of $340.0 million of indebtedness under our 2022 Notes and $24.8 million of indebtedness under a secured term loan, both cross collateralized by 18 vessels in the GSL Fleet and $510.8 million of other debt collateralized by our other vessels.
For the six months ended June 30, 2020, interest expense was $35.5 million, compared to $38.1 million for the six months ended June 30, 2019, with the decrease mainly due to principal repayments during second quarter of 2020 offset by the interest paid on our 2024 Notes plus the $2.3 million premium paid on the optional redemption of $46.0 million of our 2022 Notes in the first quarter of 2020.
Interest income for the six months ended June 30, 2020 was $0.8 million, the same as in the comparative period in 2019.

Other (Expenses)/Income, Net
Other expenses, net was $0.4 million in the six months ended June 30, 2020, compared to other income, net of $1.2 million in the prior year period.
Taxation
Taxation for the six months ended June 30, 2020 was a credit of $3,000, compared to $40,000 charge in the comparative period in 2019.
Earnings Allocated to Preferred Shares
The Series B Cumulative Redeemable Perpetual Preferred Shares,  carry a coupon of 8.75%, the cost of which for the six months ended June 30, 2020 was $1.8 million, compared to $1.5 million for the comparative period; the increase is due to additional Series B Preferred Shares issued under our Depositary Shares ATM program since December 2019. Each Depositary Share represents 1/100th of one Series B Cumulative Redeemable Perpetual Preferred Share.
Net Income Available to Common Shareholders
Net income available to common shareholders was $13.2 million, after a non-cash impairment charge of $8.5 million and $2.3 million premium paid on the redemption of $46.0 million of our 2022 Notes in the first quarter of 2020 for the six months ended June 30, 2020, compared to $18.0 million in the comparative period.
Non-U.S. GAAP Financial Measures
To supplement our financial information presented in accordance with U.S. GAAP, management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Adjusted EBITDA
Adjusted EBITDA represents net income before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking costs and impairment losses.  Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company's ability to generate cash from its operations.  We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.
Adjusted EBITDA is presented herein on a forward-looking basis in certain instances. The Company has not provided a reconciliation of forward looking Adjusted EBITDA to the most directly comparable US GAAP measure because such US GAAP financial measure on a forward-looking basis is not available to the Company without unreasonable effort.

Adjusted EBITDA (Unaudited)
(Expressed in millions of U.S. dollars)

		Six months ended
		June 30,	June 30,
		2020	2019
Net income available to Common Shareholders		13.2	18.0

Adjust:	Depreciation and amortization	23.1	21.7
	Interest income	(0.8)	(0.8)
	Interest expense	35.5	38.1
	Income tax	0	0
	Earnings allocated to preferred shares	1.8	1.5
	Impairment charges	8.5	-
Adjusted EBITDA		81.4	78.5

Liquidity and Capital Resources
Our net cash flow from operating activities derives from revenue received under our charter contracts, which varies directly with the number of vessels under charter, days on-hire and charter rates, less vessel operating expenses including crew costs, lubricating oil costs, costs of repairs and maintenance, insurance premiums, general and administrative expenses, interest and other financing costs. In addition, each of our vessels is subject to a drydock approximately every five years.
Three dry-dockings were in progress as of June 30, 2020, one for regulatory reasons and two for the installation of scrubbers.  In the second half of 2020, we anticipate six further dry-dockings, one for the installation of scrubbers and five for regulatory purposes.
The main factors affecting operating cash flow in a period are (i) the timing of the receipt of charterhire, which is due to be paid two weeks or one month in advance, (ii) cashflows from any asset sales and purchases, (iii) payments for costs of drydockings and vessel improvements, (iv) the timing of the payment of interest, which is due to be paid semi-annually on May 15 and November 15 each year on our 2022 Notes, and quarterly on our other debt and (v) amortization of our 2022 Notes and other debt.
Our liquidity requirements are significant, primarily due to drydocking costs and debt service requirements. As indicated in the Tabular Disclosure of Contractual Obligations below, minimum amortization of debt for the 12 months ending June 30, 2021 is $81.4 million and interest is $51.8 million, for the 24 months ending June 30, 2023 is $457.3 million and interest is $71.0 million, and for the 24 months ending June 30, 2025 is $306.3 million and interest is $20.2 million.
In addition, we intend to declare and make quarterly dividend payments amounting to approximately $0.9 million per quarter on our Series B Preferred Shares on a perpetual basis. Finally, we may declare and pay dividends on our common shares in the future.
Other than costs for drydocking and vessel improvements, there are no other current material commitments for capital expenditures or other known and reasonably likely material cash requirements other than in respect of our growth strategy.
All our revenues are denominated in U.S. dollars.  A portion of our expenses is denominated in currencies other than U.S. dollars, principally UK pounds sterling and Euro. As of June 30, 2020, we had $89.7 million in cash and cash equivalents, including restricted cash. Our cash and cash equivalents are mainly held in U.S. dollars, with small amounts of UK pounds sterling, Euros and HK dollars. We regularly review the amount of cash and cash equivalents held in different jurisdictions to determine the amounts necessary to fund our operations and their growth initiatives and amounts needed to service our indebtedness and related obligations. If these amounts are moved out of their original jurisdictions, we may be subject to taxation.

We believe that funds generated by the business and retained will be sufficient to meet our operating needs for the next twelve months following the date of this report, including working capital requirements, drydocking costs, interest and debt repayment obligations.
Due to our charter coverage and nature of our operating and financial costs, our cashflows are predictable and visible, at least in the near to medium term. We have policies in place to control treasury activities within the group. For example, all new funding must be approved by our Board of Directors, and cash deposits can only be made with institutions meeting certain credit metrics and up to predetermined limits by institution.
Our floating rate debt is represented by drawings under a number of secured credit facilities. We have in the past, and may in the future, enter into hedging instruments, including interest rate swap agreements, to hedge our cash flows. We would not enter into derivatives for trading or speculative purposes.
The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Global Ship Lease for the six month periods ended June 30, 2020 and 2019.
(Expressed in millions of U.S. dollars)

	Six months ended June 30,
	2020	2019
Cash flows from operating activities:
Net income	$15.0	$19.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$23.1	$21.7
Vessel impairment losses	8.5	-
Amortization of deferred financing costs	1.9	1.5
Amortization of original issue discount/premium on repurchase of notes	2.3	0.4
Amortization of intangible liability/asset-charter agreements	0.4	0.9
Share based compensation	1.3	0.9
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable and other assets	$0.2	$(1.7)
Increase in inventories	(0.5)	(0.2)
(Decrease)/increase in accounts payable and other liabilities	(5.2)	0.8
Decrease in related parties' balances, net	(3.5)	(6.4)
Decrease in deferred revenue	(5.0)	(0.8)
Unrealized foreign exchange loss	0.0	0.0
Net cash provided by operating activities	$38.6	$36.6
Cash flows from investing activities:
Acquisition of vessels	$(23.1)	$(18.5)
Cash paid for vessel expenditure	(1.4)	(6.8)
Advances for vessel acquisitions and other additions	(1.3)	-
Cash paid for drydockings	(7.2)	(0.7)
Advances from sale of vessels	4.1	-
Net cash used in investing activities	$(28.8)	$(26.0)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	$19.2	$-
Repurchase of 2022 Notes, including premium	(57.8)	-
Proceeds from drawdown of credit facilities	47.0	13.0
Repayment of credit facilities	(33.9)	(26.5)
Repayment of refinanced debt	(44.4)	-
Deferred financing costs paid	(1.0)	(0.3)
Proceeds from offering of Class A common shares, net of offering costs	(0.1)	-
Proceeds from offering of Series B preferred shares, net of offering costs	5.0	-
Series B Preferred Shares-dividends paid	(1.8)	(1.5)
Net cash used in financing activities	$(67.8)	$(15.4)
Decrease in cash and cash equivalents and restricted cash	(57.9)	(4.8)
Cash and cash equivalents and restricted cash at beginning of the period	147.6	90.1
Cash and cash equivalents and restricted cash at end of the period	$89.7	$85.3
Supplementary Cash Flow Information:
Cash paid for interest	33.1	35.0
Non-cash Investing activities:
Unpaid drydocking expenses	0.5	-
Unpaid vessel additions	2.8	-

Net Cash provided by operating activities for the six months ended June 30, 2020 compared to the six months ended June 30, 2019
Net cash provided by operating activities increased by $2.0 million to $38.6 million for the six months ended June 30, 2020, compared to $36.6 million cash provided by operating activities for the six months ended June 30, 2019. The principal reason for the increase is the addition of six vessels since July 1, 2019.
The adjustments to reconcile net income to net cash provided by operating activities were $23.1 million of depreciation and amortization, $1.9 million of amortization of deferred financing costs, $2.3 million of amortization of original issue discount/premium on repurchase of notes, $0.4 million of amortization of intangible liability/asset-charter agreements, $8.5 million of impairment losses, $1.3 million share based compensation offset by changes in operating assets and liabilities totaling $14.0 million for the six month period ended June 30, 2020 from $0.2 million decrease in accounts receivable and other assets, $0.5 million increase in inventories, $5.2 million decrease in accounts payable and other liabilities, $3.5 million decrease in related parties' balances, and $5.0 million decrease in deferred revenue.
Cash used in investing activities for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019:
Cash used in investing activities was $28.8 million for the six months ended June 30, 2020, as compared to $26.0 million for the same period in 2019. The principal reason for the increase is additional investment in new ships, additional spending on ship improvements offset by advances from sale of vessels.
Cash used in investing activities for the six months ended June 30, 2020 was the result of (i) $23.1 million for the acquisition of GSL Christen and GSL Nicoletta; (ii) $2.7 million for improvements on all vessels, (iii) $7.2 million for regulatory drydockings and (iv) $4.1 million advances from sale of vessels.
Cash used in financing activities for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019:
Cash used in financing activities was $67.8 million for the six months ended June 30, 2020, compared to $15.4 million used in the same period of 2019.
Cash used in financing activities for the six months ended June 30, 2020 was the result of (i) $78.3 million amortization of debt; (ii) $1.0 million costs incurred in connection with a new credit facility; (iii) $57.8 million of repurchases of our 2022 Notes; and (iv) $1.8 million in dividends related to the Series B Preferred Shares, net of $47.0 million proceeds from drawdown under a new senior secured credit facility in relation to the purchase of GSL Grania, GSL Kalliopi, GSL Vinia and GSL Christel Elisabeth; (ii) $5.0 million of net proceeds from offerings of our Depositary Shares (representing interests in our Series B Preferred Shares); and (iii) $19.2 million net proceeds from issuance of our 2024 Notes.

Indebtedness
Our indebtedness as at June 30, 2020 comprised:
Lender	June 30, 2020(1)	Collateral vessels	Interest Rate	Installments
Chailease Credit Facility	8.5	Maira, Nikolas, Newyorker	LIBOR plus 4.20%	monthly installments plus a balloon payment
Credit Agricole Senior Syndicated Facility	250.4	Dolphin II, Athena, Kristina, Katherine, Agios Dimitrios, Alexandra, Alexis, Olivia I, Orca, Mary	LIBOR plus 3.00%	quarterly installments plus a balloon payment
Blue Ocean Credit Facility	38.5	Dolphin II, Athena, Kristina, Katherine, Agios Dimitrios, Alexandra, Alexis, Olivia I, Orca, Mary	10.00% fixed	bullet
Deutsche, CIT, Entrust Credit Facility -Senior	123.0	Al Khor, Anthea Y, Maira XL	LIBOR plus 3.00%	quarterly installments plus a balloon payment
Blue Ocean Credit Facility-Junior	33.5	Al Khor, Anthea Y, Maira XL	LIBOR plus 10.00%	quarterly installments plus a balloon payment
2022 Notes	267.0	GSL Fleet (18 vessels)	9.875%	$20.0m in 2019, $40.0m in 2020, $35.0m per annum thereafter
CITI Credit Facility	4.7	GSL Fleet (18 vessels)	LIBOR plus 3.25%	$10.0m in 2019 - $14.8m in 2020
Hayfin Credit Facility	6.7	GSL Valerie	LIBOR plus 5.50%	bullet
Hellenic Credit Facility	53.7	GSL Eleni, GSL Kalliopi, GSL Grania, GSL Christel Elisabeth, GSL Vinia	LIBOR plus 3.90%	quarterly installments plus balloon payment
2024 Notes	59.0	Unsecured	8.00%
	845.0
(1) in millions of U.S. dollars.
Notes and Credit Facilities
a)	9.875% First Priority Secured Notes due 2022
 On October 31, 2017, the Company issued $360.0 million in aggregate principal amount of our 2022 Notes in a private placement.  The 2022 Notes mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356.4 million.
Interest on the 2022 Notes is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at June 30, 2020 and December 31, 2019 the 2022 Notes were secured by first priority vessel mortgages on the 18 vessels in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a vessel securing the 2022 Notes. In addition, the 2022 Notes were fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.
The Company is required to have a minimum cash balance of $20.0 million on each test date, being March 31, June 30, September 30 and December 31 in each year. The original issue discount is being amortized on an effective interest rate basis over the life of the 2022 Notes. The Company is required to repay $40.0 million each year for the first three years and $35.0 million thereafter, across both the 2022 Notes and the Citi Credit Facility. The Citi Credit Facility has minimum fixed amortization whereas as long as amounts are outstanding under that Facility amortization of the 2022 Notes is at the option of the noteholders, who can accept or reject an annual tender offer the Company is obliged to make. In December 2018, the tender offer was accepted in full and the Company repurchased $20.0 million of the 2022 Notes at a purchase price of 102%. In December 2019, the tender offer of $20.0 million was partially accepted by the noteholders and the Company repurchased $17.3 million principal amount of the 2022 Notes at a purchase price of 102%. The balance of the offer of $2.7 million was applied to repay the Citi Credit Facility at par.

On February 10, 2020, the Company completed an optional redemption of $46.0 million aggregate principal amount of its 2022 Notes at a redemption price of $48.3 million (representing 104.938% of the aggregate principal amount) plus accrued and unpaid interest. During March 2020, the Company purchased $9.1 million of aggregate principal amount of 2022 Notes in the open market at a price of $8.9 million (representing an average price of 98.14% of the aggregate principal amount). Further, in June 2020, the Company purchased $0.7 million of aggregate principal amount of 2022 Notes in the open market at a price of $0.6 million (representing an average price of 92.10% of the aggregate principal amount).
On December 20, 2018, the Company entered into a first supplemental indenture for the 2022 Notes according to which the date beginning on which the Company is permitted to pay dividends to common shareholders in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Company for the preceding financial year, was brought forward from January 1, 2021 to January 1, 2020. Also, certain restrictions were agreed in the increase in the permitted transfer basket and the immediate increase in dividend capacity as a result of completing the Poseidon Transaction, and certain other provisions of the Indenture, among other things, the restricted payment covenant, the arm’s length transaction covenant and the reporting covenant were amended.
As of June 30, 2020, the outstanding balance was $265.5 million, net of the outstanding balance of the original issue discount.
b)	8.00% Senior Unsecured Notes due 2024
On November 19, 2019, the Company issued $27.5 million aggregate principal amount of its 2024 Notes which mature on December 31, 2024. On November 27, 2019, the Company sold an additional $4.2 million of 2024 Notes, pursuant the underwriter’s option to purchase such additional 2024 Notes. Interest on the 2024 Notes is payable on the last day of February, May, August and November of each year commencing on February 29, 2020.
The Company has the option to redeem the 2024 Notes for cash, in whole or in part, at any time (i) on or after December 31, 2021 and prior to December 31, 2022, at a price equal to 102% of the principal amount, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% of the principal amount and (iii) on or after December 31, 2023 and prior to maturity, at a price equal to 100% of the principal amount.
On November 27, 2019, the Company entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) under which and in accordance with the Company’s instructions, the Agent sold an aggregate of $27.3 million principal amount of 2024 Notes, and may offer and sell from time to time newly issued 2024 Notes.
As of June 30, 2020, the outstanding aggregate principal amount of the 2024 Notes was $59.0 million.
c)	$268.0 Million Syndicated Senior Secured Credit Facility
On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224.3 million.
The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches.
The Company drew down in full Tranche A in the amount of $230.0 million on September 24, 2019, which is scheduled to be repaid in 20 consecutive quarterly instalments of $5.2 million , beginning December 12, 2019 and a balloon payment of $126.0 million payable on September 24, 2024.

The Company drew down in full Tranche B in the amount of $38.0 million on February 10, 2020, which is scheduled to be repaid in 20 consecutive quarterly instalments of $1.0 million  and a balloon payment of $18.0 million payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024.
The existing indebtedness that was refinanced comprised of the following credit facilities:
●	$55.7 million Credit Agricole Credit Facility with an outstanding balance of $51.0 million as of September 19, 2019.
●	$24.5 million Blue Ocean Credit Facility with an outstanding balance of $23.7 million as of September 19, 2019.
●	$65.3 million ABN AMRO Credit Facility with an outstanding balance of $61.6 million as of September 19, 2019.
●	$17.1 million Amsterdam Trade Bank (“ATB”) Credit Facility with an outstanding balance of $12.6 million as of September 19, 2019.
●	$80.0 million Credit Agricole Credit Facility with an outstanding balance of $75.5 million as of September 19, 2019.
●	$52.6 million DVB Credit Facility with an outstanding balance of $44.4 million as of February 12, 2020.
The interest rate is LIBOR plus a margin of 3.00% and is payable at each quarter end date.
As of June 30, 2020, the outstanding balance of this facility amounted to $250.4 million.
d)	$38.5 Million Blue Ocean Junior Credit Facility
On September 19, 2019, the Company entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38.5 million relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility.
The Company fully drew down the facility on September 23, 2019 and it is scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024.
This facility bears interest at 10.00% per annum.
As of June 30, 2020, the outstanding balance on this facility amounted to $38.5 million.
e)	$180.5 Million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180.5 million with Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180.5 million and final maturity of June 30, 2022.
On December 31, 2018, the Company entered into a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the facility such that it was split into a senior facility in an amount of $141.9 million (“Senior Facility”) and a junior facility in an amount of $38.6 million (“Junior Facility”). The Lenders of the Senior Facility are Hamburg Commercial Bank AG (“HCOB”), Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Blue Ocean GP LLC, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) is June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Junior Facility.

Senior Facility
The Senior Facility is comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $0.9 million, and a final instalment of $35.1 million. Tranche B relates to Anthea Y and is repayable in 14 instalments of $0.9 million and a final instalment of $35.2 million. Tranche C relates to Maira XL and is repayable in 14 instalments of $0.9 million and a final instalment of $35.3 million.
The Senior Facility bears interest at LIBOR plus 3.00% payable quarterly in arrears.
As of June 30, 2020, the outstanding balance on the Senior Facility was $123.0 million.
Junior Facility
The Junior Facility is comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $0.2 million and a final instalment of $9.6 million. Tranche B relates to Anthea Y and is repayable in 14 instalments of $0.2 million and a final instalment of $9.6 million. Tranche C relates to Maira XL and is repayable in 14 instalments of $0.2 million and a final instalment of $9.6 million.
The Junior Facility bears interest at LIBOR plus 10.00% payable quarterly in arrears.
As of June 30, 2020, the outstanding balance on the Junior Facility was $33.5 million.
f)	$54.8 Million Citi Credit Facility
On October 26, 2017, and in connection with the 2022 Notes, the Company entered into a new $54.8 million loan with Citibank N.A. The loan was drawn down in full on October 31, 2017 and matures no later than October 31, 2020. The interest rate is LIBOR plus a margin of 3.25% and is payable at least quarterly.
Amortization, which may be increased as described above, is payable semi-annually and is a minimum of $20.0 million in each of the first and second years with the balance to be repaid in the third year.
 The collateral provided to the 2022 Notes also secures on a first priority basis the Citi Credit Facility. The Company is required to have a minimum cash balance of $20.0 million on each test date, being March 31, June 30, September 30 and December 31 in each year.
As of June 30, 2020, the outstanding balance on this facility was $4.7 million.
g)	$65.0 Million Hayfin Credit Facility
On September 7, 2018, the Company and certain subsidiaries entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provides for a secured term loan facility of up to $65.0 million. The Hayfin Credit Facility is to be borrowed in tranches and is to be used in connection with the acquisition of vessels as specified in the Hayfin Credit Facility or as otherwise agreed with the Lenders. Hayfin Credit Facility, which is non-amortizing, is available for drawing until May 10, 2019 and has a final maturity date of July 16, 2022. The interest rate is LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum was due on the undrawn commitments until May 10, 2019 when the availability period was terminated.

Any debt drawn under the Hayfin Credit Facility will be secured by first priority vessel mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Hayfin Credit Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and the subsidiaries owning the Facility Mortgaged Vessels. An initial tranche of $8.1 million was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie.
As of June 30, 2020, the outstanding balance of this facility was $6.7 million.
h)	$59.0 Million Hellenic Bank Credit Facility
On May 23, 2019, the Company via its subsidiaries, Global Ship Lease 30, 31 and 32 entered into a facility agreement with Hellenic Bank for an amount up to $37.0 million. The Hellenic Bank Facility is to be borrowed in tranches and is to be used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi.
An initial tranche of $13.0 million was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The Facility is repayable in 20 equal quarterly instalments of $0.5 million each with a final balloon of $4.0 million payable together with the final instalment.
A second tranche of $12.0 million was drawn on September 4, 2019, in connection with the acquisition of GSL Grania. The Facility is repayable in 20 equal quarterly instalments of $0.4 million each with a final balloon of $4.0 million payable together with the final instalment.
The third tranche of $12.0 million was drawn on October 3, 2019, in connection with the acquisition of GSL Kalliopi. The Facility is repayable in 20 equal quarterly instalments of $0.4 million each with a final balloon of $4.0 million payable together with the final instalment.
On December 10, 2019, the Company via its subsidiaries Global Ship Lease 33 and 34 entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22.0 million that is to be borrowed in two tranches and to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth. Both tranches were drawn on December 10, 2019 and are each repayable in 20 equal quarterly instalments of $0.4 million each with a final balloon of $3.5 million payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.90% per annum.
As of June 30, 2020, the outstanding balance of this facility was $53.7 million.
i)	$9.00 Million Chailease Credit Facility
On February 26, 2020, the Company via its subsidiaries, Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9.0 million. The Chailease Bank Facility is to be used for the refinance of DVB Credit Facility.
The Facility is repayable in 36 consecutive monthly instalments $0.2 million and 24 monthly installments of $0.1 million with a final balloon of $1.3 million payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 4.20% per annum.
As of June 30, 2020, the outstanding balance of this facility was $8.5 million.

j)	$52.6 Million DVB Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the four vessel owning companies of Maira, Nikolas, Newyorker and Mary, on the date of completion of the transaction of $51.1 million with DVB Bank SE (“DVB”). The agreement is dated July 18, 2017, with initial drawdown amount of $52.6 million and final maturity of December 31, 2020.
As of February 12, 2020, the outstanding balance on this facility amounted to $44.4 million was fully refinanced by the Tranche B Syndicated Senior Secured Credit Facility and the Chailease Credit Facility.
The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
The facility carried interest at LIBOR plus a margin of 2.85% per annum.
k)	$55.7 Million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Dolphin II, Kristina and Athena, on the date of completion of the transaction of $54.0 million with Credit Agricole Corporate and Investment Bank (“Credit Agricole”). The agreement was dated August 11, 2017, with initial drawdown amount of $55.7 million and final maturity of December 31, 2020.
On September 23, 2019, the outstanding balance on this facility of $51.0 million was fully refinanced by the Syndicated Senior Secured Credit Facility.
The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance of the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest at LIBOR plus a margin of 2.75% per annum.
l)	$24.5 Million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the vessel owning company of Agios Dimitrios on the date of completion of the transaction of $24.2 million with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Blue Ocean Investments SPC One and Blue Ocean Investments SPC Three (together, “Blue Ocean”). The agreement was dated August 11, 2017, with initial drawdown amount of $24.5 million and final maturity of December 31, 2020.
On September 24, 2019, the outstanding balance on this facility of $23.7 million was fully refinanced by the Syndicated Senior Secured Credit Facility.
The facility had a following repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest on $18.8 million of principal at LIBOR plus a margin of 4.00% per annum.

m)	$65.3 Million ABN AMRO Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the two vessel owning companies of Orca II and Katherine, on the date of completion of the transaction of $64.3 million with ABN AMRO Bank N.V. The agreement was dated August 30, 2017, with initial drawdown amount of $65.3 million and final maturity of December 31, 2020.
On September 24, 2019, the outstanding balance on this facility of $61.6 million was fully refinanced by the Syndicated Senior Secured Credit Facility.
The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest at LIBOR plus a margin of 3.42% per annum up to March 31, 2019 and afterwards 3.50% per annum.
n)	$17.1 Million Amsterdam Trade Bank (“ATB”) Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from THD Maritime Co. Limited, a holding company of the three vessel owning companies of Tasman, Dimitris Y and Ian H, on the date of completion of the transaction of $17.1 million with Amsterdam Trade Bank N.V. The agreement was dated October 9, 2018 with initial drawdown amount of $17.1 million divided in three tranches of $5.7 million each and final maturity of December 31, 2020.
On September 27, 2019, the outstanding balance on this facility of $12.6 million was fully refinanced by the Syndicated Senior Secured Credit Facility.
The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest at LIBOR plus a margin of 3.90% per annum.
o)	$80.0 Million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, Alexis, (previously named UASC Bubiyan) and Olivia I (previously named UASC Yas) on the date of completion of the transaction of $80.0 million with Credit Agricole. The agreement was dated October 3, 2018, with initial drawdown amount of $80.0 million and final maturity of June 30, 2020. An amendment to the agreement was entered into on April 22, 2019, whereby the final maturity date was amended to April 5, 2021 and the number of quarterly repayments increased from six to 10.
On September 24, 2019, the outstanding balance on this facility of $75.5 million was fully refinanced by the Syndicated Senior Secured Credit Facility.
The Facility was repayable in 10 equal quarterly instalments of $1.5 million each with a final balloon of $65.0 million payable together with the final instalment.
This facility carried interest at LIBOR plus a margin of 3.00% per annum for the first 6 months, 3.25% for the following 12 months and 3.50% thereafter payable quarterly in arrears.

p)	$38.5 Million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, UASC Bubiyan and Olivia I (ex. UASC Yas) on the date of completion of the transaction of $38.5 million with Blue Ocean. The agreement was dated October 3, 2018, with initial drawdown amount of $38.5 million and final maturity of October 3, 2023.
On September 19, 2019, the outstanding balance on this facility of $38.5 million was refinanced by the Blue Ocean Junior Credit Facility.
The Facility was scheduled to be repaid in one instalment at maturity date and bears interest at 10.00% fixed payable quarterly in arrears.
Covenants
Certain of our credit facilities have financial covenants, which require us to maintain, among other things:
●	minimum consolidated liquidity of not less than $20.0 million;
●	minimum net worth of not less than $50.0 million;
●
minimum market value of collateral for each credit facility, such that the aggregate market value of the vessels collateralizing the particular credit facility is between 125% and 135%, depending on the particular facility, of the aggregate principal amount outstanding under such credit facility, or, if we do not meet such threshold, to provide additional security to eliminate the shortfall; and

The agreements governing our indebtedness also contain undertakings limiting or restricting us from, among other things:
●	incurring additional indebtedness or issuing certain preferred stock;
●	making any substantial change to the general nature of our business;
●	paying dividends on or repaying or distributing any dividend or share premium reserve;
●	redeeming or repurchasing capital stock;
●	creating or impairing certain securities interests, including liens;
●	transferring or selling certain assets;
●	entering into certain transactions other than arm’s length transactions;
●	acquiring a company, shares or securities or a business or undertaking;
●	entering into any amalgamation, demerger, merger, consolidation or corporate reconstruction, or selling all or substantially all of our properties or assets;
●	experiencing any change in the position of Executive Chairman; and
●	changing the flag, class or technical or commercial management of the vessel mortgaged under such facility or terminating or materially amending the management agreement relating to such vessel.
Our secured credit facilities are generally secured by, among other things:
●	a first priority mortgage over the relevant collateralized vessels;
●	first priority assignment of earnings and insurances from the mortgaged vessels;
●	pledge of the earnings account of the mortgaged vessel;
●	pledge of the equity interest of each of the vessel-owning subsidiaries; and
●	corporate guarantees.

Leverage
Debt at June 30, 2020 totaled $845.0 million, comprising $267.0 million of indebtedness on our 2022 Notes and $4.7 million of indebtedness under a secured term loan, both cross collateralized by 18 vessels in the GSL Fleet, $59.0 million of indebtedness on our 2024 Notes, and $514.3 million other debt collateralized by our other vessels.  As of June 30, 2020, five of our vessels are unencumbered.
As market conditions warrant, we may from time to time, depending upon market conditions and the provisions of the indenture governing the 2022 Notes and of the agreement governing the secured term loan, seek to repurchase debt securities that we have issued or repay loans that we have borrowed, including the 2022 Notes and borrowings under our other credit facilities, in privately-negotiated or open market transactions, by tender offer or otherwise.
Tabular Disclosure of Contractual Obligations
The contractual obligations presented below represent our estimates of future payments under fixed contractual obligations and commitments as of June 30, 2020. These amounts do not include dividends on the Series B Preferred Shares which amount to $3.6 million annually. Changes in our business needs or in interest rates, as well as actions by third parties and other factors, may cause these estimates to change. These estimates are necessarily subjective and our actual payments in future periods are likely to vary from those presented in the table.
	Payment due by period
	(Amounts in millions of U.S. dollars)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations, excluding interest(1)	$$81.4	$$457.3	$$306.3	$$0.0	$$845.0
Interest on long-term debt(2)	$51.8	$71.0	$20.2	$0.0	$143.0
Ship management agreements(3)	$14.5	$11.3	$3.1	$0.0	$28.9
Total	$$147.7	$$539.6	$$329.6	$$0.0	$$1,016.9

(1)
Consists of total debt outstanding as at June 30, 2020 of $845.0 million, comprising $267.0 million of indebtedness on our 2022 Notes and $4.7 million of indebtedness under a secured term loan, both cross collateralized by 18 vessels in the GSL Fleet, $59.0 million of indebtedness on our 2024 Notes, and $514.3 million other debt collateralized by our other vessels.

(2)
Represents aggregate interest payments at the fixed rate of 9.875% on the 2022 Notes, the fixed rate of 10.00% on the Blue Ocean credit facility and on our floating rate debt at the relevant margin plus LIBOR at 0.30%.

(3)
Represents the fees payable to our ship managers for the balance as at June 30, 2020 of the minimum term of 36-60 months for the ship management agreements with Technomar, at the daily rate of €685 and an exchange rate of 1.125 USD:Euro, inflated at 2.50% annually and brokerage commissions payable to our commercial manager, Conchart, on relevant charters, up to earliest date of delivery. The obligations to our ship managers do not include any amount for the reimbursement of daily operating costs incurred by them on our behalf.

Quantitative and Qualitative Disclosures about Market Risks
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt. Details of the expected maturity of our borrowings are presented in Tabular Disclosure of Contractual Obligations above.
Sensitivity Analysis
Our analysis of the potential effects of variations in market interest rates is based on a sensitivity analysis, which models the effects of potential market interest rate changes on our financial condition and results of operations. The following sensitivity analysis may have limited use as a benchmark and should not be viewed as a forecast as it does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.
Based on the outstanding balance at June 30, 2020 of our floating rate credit facilities of $480.6 million and ignoring amortization thereon and cash on hand, a hypothetical 1.00% increase in LIBOR would have the impact of reducing our annual net income, before income taxes, by approximately $4.8 million.
Foreign Currency Exchange Risk
The shipping industry’s functional currency is the U.S. dollar. All of our revenues and the majority of our operating costs are in U.S. dollars. In the future, we do not expect to be exposed to any significant extent to the impact of changes in foreign currency exchange rates. Consequently, we do not presently intend to enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or to use financial instruments for trading or other speculative purposes.
Inflation
With the exception of rising costs associated with the employment of international crews for our ships and the impact of global oil prices on the cost of lubricating oil, we do not believe that inflation has had, or is likely in the foreseeable future to have, a significant impact on ship operating expenses, drydocking expenses and general and administrative expenses. For the duration of the global expense agreement, under certain predefined circumstances, we will be able to recover a portion of our ship operating costs above a pre-determined threshold.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED JUNE 30, 2020

GLOBAL SHIP LEASE, INC.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	June 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents		73,721	138,024
Restricted cash		9,750	3,909
Accounts receivable, net		3,390	2,350
Inventories		6,071	5,595
Prepaid expenses and other current assets		6,910	8,132
Due from related parties	5	7,244	3,860
Assets held for sale	3	7,096	—
Total current assets		$114,182	$161,870
NON-CURRENT ASSETS
Vessels in operation	3	1,147,214	1,155,586
Advances for vessels acquisitions and other additions	3	10,073	10,791
Intangible assets-charter agreements		108	1,467
Deferred charges, net		17,679	16,408
Restricted cash, net of current portion		6,215	5,703
Total non-current assets		1,181,289	1,189,955
TOTAL ASSETS		$1,295,471	$1,351,825
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		14,869	9,052
Accrued liabilities		13,851	22,916
Current portion of long-term debt and deferred financing costs	4	81,358	87,532
Deferred revenue		5,019	9,987
Due to related parties	5	33	109
Total current liabilities		115,130	129,596
LONG-TERM LIABILITIES
Long-term debt, net of current portion and deferred financing costs	4	748,857	809,357
Intangible liability-charter agreements		5,466	6,470
Total non-current liabilities		754,323	815,827
Total liabilities		$869,453	$945,423
Commitments and Contingencies	6	—	—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value17,741,008 shares issued and outstanding (2019 – 17,556,738 shares)	7	177	175
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 16,655 shares issued and outstanding (2019 – 14,428 shares)	7	—	—
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2019 - 250,000 shares)	7	3	3
Additional paid in capital		571,974	565,586
Accumulated deficit		(146,136)	(159,362)
Total shareholders' equity		426,018	406,402
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,295,471	$1,351,825

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars except share data)

		Six months ended June 30,
	Note	2020	2019
OPERATING REVENUES
Time charter revenues (include related party revenues of $74,524 and $72,478 for each of the periods ended June 30, 2020 and 2019, respectively)		142,323	127,601

OPERATING EXPENSES:
Vessels operating expenses (include related party vessels operating expenses of $6,105 and $ 4,233 for each of the periods ended June 30, 2020 and 2019, respectively)		49,682	41,765
Time charter and voyage expenses (include related party time charter and voyage expenses of $1,201 and $850 for each of the periods ended June 30, 2020 and 2019, respectively)		6,181	3,635
Depreciation and amortization	3	23,126	21,710
Vessel impairment losses	3	8,497	—
General and administrative expenses		4,759	4,968
Operating Income		50,078	55,523

Interest income		831	784
Interest and other financial expense (including premium on 2022 Notes)		(35,539)	(38,060)
Other (expense)/ income, net		(351)	1,236
Total non-operating expense		(35,059)	(36,040)
Income before income taxes		15,019	19,483
Income taxes		(3)	40
Net Income		15,016	19,523
Earnings allocated to Series B Preferred Shares	7	(1,790)	(1,532)
Net Income available to Common Shareholders		$13,226	$17,991
Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	9	17,632,674	9,937,836
Diluted	9	17,730,628	10,012,442

Net Earnings per Class A common share
Basic		$0.43	$0.79
Diluted		$0.43	$0.78

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars except share data)

		Six months ended June 30,
	Note	2020	2019
Cash flows from operating activities:
Net Income		15,016	19,523
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		23,126	21,710
Vessel impairment losses	3	8,497	—
Amortization of deferred financing costs	4	1,921	1,489
Amortization of original issue discount/ premium on repurchase of notes		2,282	405
Amortization of intangible asset/ liability-charter agreements		355	947
Share based compensation	8	1,282	858
Changes in operating assets and liabilities:
Decrease/ (increase) in accounts receivable and other assets		182	(1,746)
Increase in inventories		(476)	(194)
(Decrease)/ increase in accounts payable and other liabilities		(5,154)	789
Decrease in related parties' balances, net		(3,460)	(6,367)
Decrease in deferred revenue		(4,968)	(788)
Unrealized foreign exchange gain		1	10
Net cash provided by operating activities		$38,604	$36,636
Cash flows from investing activities:
Acquisition of vessels		(23,060)	(18,496)
Cash paid for vessel expenditures		(1,385)	(6,776)
Advances for vessel acquisitions and other additions		(1,279)	—
Cash paid for drydockings		(7,189)	(696)
Advances from sale of vessels		4,119	—
Net cash used in investing activities		$(28,794)	$(25,968)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes		19,193	—
Repurchase of 2022 Notes, including premium		(57,822)	—
Proceeds from drawdown of credit facilities		47,000	13,000
Repayment of credit facilities		(33,912)	(26,546)
Repayment of refinanced debt		(44,366)	—
Deferred financing costs paid		(969)	(322)
Proceeds from offering of Class A common shares, net of offering costs		(76)	—
Proceeds from offering of Series B preferred shares, net of offering costs	7	4,982	—
Series B Preferred Shares - dividends paid		(1,790)	(1,532)
Net cash used in financing activities		$(67,760)	$(15,400)
Net decrease in cash and cash equivalents and restricted cash		(57,950)	(4,732)
Cash and cash equivalents and restricted cash at beginning of the year		147,636	90,072
Cash and cash equivalents and restricted cash at end of the year		$89,686	$85,340

Supplementary Cash Flow Information:
Cash paid for interest		33,098	34,895
Non-cash investing activities:
Unpaid dry docking expenses		482	—
Unpaid vessel expenditures		2,823	—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2018	9,942,950	14,000	250,000	$99	$—	$3	$512,379	$(196,119)	$316,362
Restricted Stock Units (Note 8)	—	—	—	—	—	—	429	—	429
Net Income for the period	—	—	—	—	—	—	—	10,389	10,389
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(766)	(766)
Balance at March 31, 2019	9,942,950	14,000	250,000	$99	$—	$3	512,808	$(186,496)	326,414

Restricted Stock Units (Note 8)	—	—	—	—	—	—	429	—	429
Net Income for the period	—	—	—	—	—	—	—	9,134	$9,134
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(766)	(766)
Balance at June 30, 2019	9,942,950	14,000	250,000	$99	$—	$3	$513,237	$(178,128)	$335,211

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2019	17,556,738	14,428	250,000	$175	$-	$3	$565,586	$(159,362)	$406,402
Issuance of Class A common shares, net of offering costs	—	—	—	—	—	—	(39)	—	(39)
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(879)	(879)
Restricted Stock Units (Note 8)	—	—	—	—	—	—	429	—	429
Net Income for the period	—	—	—	—	—	—	—	1,500	1,500
Issuance of Series B Preferred shares, net of offering costs	—	1,646	—	—	—	—	4,003	—	4,003
Balance at March 31, 2020	17,556,738	16,074	250,000	$175	$-	$3	$569,979	$(158,741)	$411,416

Issuance of Class A common shares, net of offering costs	184,270	—	—	2	—	—	(37)	—	(35)
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(911)	(911)
Restricted Stock Units (Note 8)	—	—	—	—	—	—	853	—	853
Net Income for the period	—	—	—	—	—	—	—	13,516	13,516
Issuance of Series B Preferred shares, net of offering costs	—	581	—	—	—	—	1,179	—	1,179
Balance at June 30, 2020	17,741,008	16,655	250,000	$177	$-	$3	$571,974	$(146,136)	$426,018

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements
 (Expressed in thousands of U.S. dollars except share data)
1.	Description of Business
Global Ship Lease, Inc.’s (the “Company”) business is to own and charter out containerships to leading liner companies.
On August 14, 2008, the Company merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. GSL Holdings, Inc. was the surviving entity, changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).
On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, which we refer to herein as the “Poseidon Transaction”. References herein to the “GSL Fleet” are to the 19 vessels that were owned by us prior to the consummation of the Poseidon Transaction, and references to the “Poseidon Fleet” are to the 19 vessels that we acquired as a result of the Poseidon Transaction, excluding the Argos.
The following table provides information about the 45 vessels owned as at June 30, 2020 which have an average age weighted by TEU capacity of 13.3 years. The Company had contracted to sell two vessels, GSL Matisse and Utrillo, prior to the period ended June 30, 2020, for which the sales took place in July 2020.

Company Name (1)	Fleet	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	GSL	Liberia	CMA CGM Thalassa	11,040	2008	4Q25
Laertis Marine LLC	Poseidon	Marshall Islands	UASC Al Khor	9,115	2015	1Q22
Telemachus Marine LLC	Poseidon	Marshall Islands	Anthea Y	9,115	2015	3Q20
Penelope Marine LLC	Poseidon	Marshall Islands	Maira XL	9,115	2015	3Q20
Global Ship Lease 53 LLC	GSL	Liberia	MSC Tianjin	8,603	2005	2Q24
Global Ship Lease 52 LLC	GSL	Liberia	MSC Qingdao	8,603	2004	2Q24
Global Ship Lease 43 LLC	GSL	Liberia	GSL Ningbo	8,603	2004	3Q20
Global Ship Lease 30 Limited	—	Marshall Islands	GSL Eleni	7,847	2004	3Q24(3)
Global Ship Lease 31 Limited	—	Marshall Islands	GSL Kalliopi	7,847	2004	4Q22(3)
Global Ship Lease 32 Limited	—	Marshall Islands	GSL Grania	7,847	2004	4Q22(3)
Alexander Marine LLC	Poseidon	Marshall Islands	Mary	6,927	2013	3Q23
Hector Marine LLC	Poseidon	Marshall Islands	Kristina	6,927	2013	2Q24
Ikaros Marine LLC	Poseidon	Marshall Islands	Katherine	6,927	2013	1Q24
Philippos Marine LLC	Poseidon	Marshall Islands	Alexandra	6,927	2013	1Q24
Aristoteles Marine LLC	Poseidon	Marshall Islands	Alexis	6,882	2015	1Q24
Menelaos Marine LLC	Poseidon	Marshall Islands	Olivia I	6,882	2015	1Q24
Global Ship Lease 23 Limited	GSL	Hong Kong	CMA CGM Berlioz	6,621	2001	2Q21
Leonidas Marine LLC	Poseidon	Marshall Islands	Agios Dimitrios	6,572	2011	4Q23
Global Ship Lease 35 LLC	—	Liberia	GSL Nicoletta	6,840	2002	3Q20(4)
Global Ship Lease 36 LLC	—	Liberia	GSL Christen	6,840	2002	3Q20(4)
Global Ship Lease 33 Limited	—	Liberia	GSL Vinia	6,080	2004	3Q24(5)
Global Ship Lease 34 Limited	—	Liberia	GSL Christel Elisabeth	6,080	2004	2Q24(5)
Tasman Marine LLC	Poseidon	Marshall Islands	Tasman	5,936	2000	1Q22(6)
Hudson Marine LLC	Poseidon	Marshall Islands	Dimitris Y	5,936	2000	2Q21
Drake Marine LLC	Poseidon	Marshall Islands	Ian H	5,936	2000	1Q21
Hephaestus Marine LLC	Poseidon	Marshall Islands	Dolphin II	5,095	2007	3Q20

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
 (Expressed in thousands of U.S. dollars except share data)
1.	Description of Business (continued)

Company Name (1)	Fleet	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Zeus One Marine LLC	Poseidon	Marshall Islands	Orca I	5,095	2006	3Q20(7)
Global Ship Lease 47 LLC	GSL	Liberia	CMA CGM Château d’If	5,089	2007	4Q20
GSL Alcazar Inc.	GSL	Marshall Islands	CMA CGM Alcazar	5,089	2007	4Q20
Global Ship Lease 50 LLC	GSL	Liberia	CMA CGM Jamaica	4,298	2006	3Q22
Global Ship Lease 49 LLC	GSL	Liberia	CMA CGM Sambhar	4,045	2006	3Q22
Global Ship Lease 51 LLC	GSL	Liberia	CMA CGM America	4,045	2006	3Q22
Global Ship Lease 26 Limited	GSL	Hong Kong	GSL Valerie	2,824	2005	3Q20
Pericles Marine LLC	Poseidon	Marshall Islands	Athena	2,762	2003	1Q21
Aris Marine LLC	Poseidon	Marshall Islands	Maira	2,506	2000	4Q20(8)
Aphrodite Marine LLC	Poseidon	Marshall Islands	Nikolas	2,506	2000	4Q20(8)
Athena Marine LLC	Poseidon	Marshall Islands	Newyorker	2,506	2001	1Q21(8)
Global Ship Lease 46 LLC	GSL	Liberia	La Tour	2,272	2001	4Q20
Global Ship Lease 38 LLC	GSL	Liberia	GSL Manet	2,272	2001	3Q20
Global Ship Lease 37 LLC	GSL	Liberia	GSL Matisse	2,262	1999	—
Global Ship Lease 39 LLC	GSL	Liberia	Utrillo	2,262	1999	—
Global Ship Lease 5 Limited	GSL	Cyprus	GSL Keta	2,207	2003	3Q20
Global Ship Lease 41 LLC	GSL	Liberia	Julie	2,207	2002	3Q20
Global Ship Lease 45 LLC	GSL	Liberia	Kumasi	2,207	2002	4Q20
Global Ship Lease 44 LLC	GSL	Liberia	Marie Delmas	2,207	2002	4Q20

(1) All subsidiaries are 100% owned, either directly or indirectly;
(2) Twenty-foot Equivalent Units;
(3) GSL Eleni delivered 3Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer;
(4) GSL Christen (formerly New Purchase One) was delivered in late January 2020 and GSL Nicoletta (formerly New Purchase Two) was delivered in February 2020.
(5) GSL Vinia and GSL Christel Elisabeth were delivered in December 2019 and are contracted on 52 – 60 months charters;
(6) 12-month extension at charterer’s option callable in 2Q2022;
(7) 12-24 month charter (which commenced in June 2019), at charterer’s option;
(8) Charters for Maira and Nikolas extended to 4Q2020; Charter for Newyorker extended to 1Q2021.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
 (Expressed in thousands of U.S. dollars except share data)
2.	Summary of Significant Accounting Policies and Disclosures
(a)	Basis of Presentation
The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the years presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2019 filed with the Securities and Exchange Commission on April 2, 2020 in the Company’s Annual Report on Form 20-F.
Adoption of new accounting standards
On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU amends the accounting for credit losses on available-for-sale debt securities, purchased financial assets with credit deterioration and clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In addition, these amendments require the measurement of all expected credit losses for financial assets, including trade accounts receivable, held at the reporting date based on historical experience, current conditions, and current expectations of future economic conditions based on reasonable and supportable forecasts.  Upon adoption and as of June 30, 2020, this new guidance did not have a material impact on the Company’s interim unaudited consolidated financial statements, as the majority of its Accounts Receivable, net relates to receivables arising from operating leases and are scoped out of the new standard.
In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. There was no impact to the Company’s interim unaudited consolidated financial statements for the six months ended June 30, 2020 as a result of adopting this standard update. Currently, the Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications.
Counterparty risk
A portion of the Company’s revenues is derived from charters to CMA CGM. The Company is consequently dependent on the performance by CMA CGM of its obligations under these charters, which operate in an industry that is subject to volatility.
If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters, specifically for the GSL Fleet’s old long term charters, would likely be at significantly lower daily rates and shorter durations. If such events occur, these events may give rise to uncertainty about the Company’s ability to continue as a going concern.
These unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The interim unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
 (Expressed in thousands of U.S. dollars except share data)
2.	Summary of Significant Accounting Policies and Disclosures (continued)
(b)	Principles of Consolidation
The accompanying interim unaudited consolidated financial information include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s interim unaudited consolidated financial statements.
(c)	Use of estimates
The preparation of interim unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.
COVID-19 Pandemic: On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic.  Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China and that has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including, among others, quarantines, travel restrictions, and physical distancing requirements. These measures have resulted in a significant reduction in global economic activity and uncertainty in the global financial markets. When these measures and the resulting economic impact will end and the long-term impact of such measures on the global economy cannot be known at this time. A significant reduction in manufacturing and other economic activities has and will continue to have a material and adverse impact on the global production and supply of goods, such as those that that our customers transport on our vessels, which has and may continue to negatively affect the demand for container shipping services, and therefore charter rates and asset values. In addition, the COVID-19 pandemic has caused, and if it continues on a prolonged basis may continue to cause, delayed or extended drydockings and disruptions in our operations from non-availability of staff and materials. The scale and duration, as well as the impact, of these factors, while currently uncertain, could have a material and adverse impact on our operations, earnings, cash flows and financial condition for 2020. Accordingly, an estimate of the impact cannot be made at this time.
(d)	Vessels in operation
Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs less any negative goodwill, if applicable. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Company’s merger with Marathon Acquisition Corp. in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.
Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the six months ended June 30, 2020 and for the year ended December 31, 2019.
Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.
Management estimates the residual values of the Company’s container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations, or other reasons. Revision of residual values affects the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management, after considering current market trends for scrap rates and historical scrap rates of the residual values of the Company’s vessels, estimates scrap value per LWT at a rate of $400.
For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.
The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited Consolidated Statements of Operations.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
 (Expressed in thousands of U.S. dollars except share data)
2.	Summary of Significant Accounting Policies and Disclosures (continued)
(e)	Assets Held for Sale
The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. As of June 30, 2020, GSL Matisse and Utrillo were classified as held for sale (see note 3).
(f) Impairment of Long-lived assets
Tangible fixed assets, such as vessels, are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Undiscounted projected operating cash flows are determined for each vessel group, which comprises of the vessel, the unamortized portion of deferred dry-docking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase, if applicable (together the “vessel group”) and compared to the carrying value of the vessel group (step one). Within the shipping industry, vessels can be purchased with a charter attached.
The value of the charter may be favorable or unfavorable when comparing the contracted charter rate to then current market rates. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the vessel group over its estimated remaining useful life is less than its carrying amount (step one) and is recorded equal to the amount by which the vessel group’s carrying amount exceeds its fair value, including any applicable charter. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers (step two).
The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those estimated with a material effect on the recoverability of each vessel’s carrying amount.
The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry-docking frequency, duration and cost  (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.
The Company has recognized an impairment loss of $8,497 for the six months ended June 30, 2020. No impairment loss was recognized for the six months ended June 30, 2019.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
 (Expressed in thousands of U.S. dollars except share data)
2.	Summary of Significant Accounting Policies and Disclosures (continued)
(g)	Revenue recognition and related expense
The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the interim unaudited Consolidated Balance Sheets. Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate.
Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.
Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.
Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.
(h)	Fair Value Measurement and Financial Instruments
Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.
Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:
Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
As of March 31, 2020, two of the Company’s vessel groups with a total aggregate carrying amount of $15,585 were written down to their fair value of $8,000 resulting in a non-cash impairment charge of $7,585 which was allocated to the respective vessels’ carrying values (see note 3).
As of June 30, 2020, two of the Company’s vessel groups with a total aggregate carrying amount of $8,008 were written down to their fair value of $7,096 resulting in a non-cash impairment charge of $912 which was allocated to the respective vessels’ carrying values (see note 3).
The estimated fair value, measured on a non-recurring basis, was determined with the assistance of valuations obtained from third party independent ship brokers. Therefore, the Company has categorized the fair value of these vessels as Level 2 in the fair value hierarchy for the periods ended March 31 and June 30, 2020.
Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
 (Expressed in thousands of U.S. dollars except share data)
(h)	Fair Value Measurement and Financial Instruments (continued)
Credit risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, vessel employment contracts (see note 5). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.
Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and cash and cash equivalents. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.
Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.
(i)	Recent accounting pronouncements
The Company does not believe that any recently issued, but not yet effective, accounting pronouncements would have a material impact on its interim unaudited consolidated financial statements.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
 (Expressed in thousands of U.S. dollars except share data)
3.	Vessels in Operation
	Vessel Cost, as adjusted for Impairment charges	Accumulated Depreciation	Net Book Value
As of January 1, 2019	$1,224,377	$(111,611)	$1,112,766

Additions	82,559	—	82,559
Depreciation	—	(39,739)	(39,739)
As of December 31, 2019	$1,306,936	$(151,350)	$1,155,586

Additions	27,624	—	27,624
Depreciation	—	(20,441)	(20,441)
Impairment loss	(43,803)	35,306	(8,497)
Transfers to Assets held for sale	(7,058)	—	(7,058)
As of June 30, 2020	$1,283,699	$(136,485)	$1,147,214

In March 2020, the Company entered into an agreement to sell GSL Matisse and Utrillo to third parties for an aggregate sale price of $7,355. Both vessels were delivered to their new owners in July 2020 (see note 10).
On February 21, 2020, the Company took delivery of a 2002-built, 6,840 TEU containership, GSL Nicoletta for a purchase price of $13,000.
On January 29, 2020, the Company took delivery of a 2002-built, 6,840 TEU containership, GSL Christen for a purchase price of $13,000.
On December 12, 2019, the Company took delivery of two 2004-built, 6,080 TEU containerships, GSL Vinia and GSL Christel Elisabeth, for a contract price of $12,250 each.
On October 9, 2019, the Company took delivery of a 2004-built, 7,847 TEU containership, GSL Kalliopi, for a contract price of $15,000.
On September 9, 2019, the Company took delivery of a 2004-built, 7,847 TEU containership, GSL Grania, for a contract price of $15,000.
On May 28, 2019, the Company took delivery of a 2004-built, 7,847 TEU containership, GSL Eleni, for a contract price of $18,500.
Impairment
During the three months ended March 31, 2020, the Company determined that the vessels Utrillo and GSL Matisse should be divested. As at March 31, 2020, the vessels were not immediately available for sale and therefore did not qualify as “assets held for sale” as of March 31, 2020. As of March 31, 2020, the Company had an expectation that the vessels would each be sold before the end of their estimated useful life, and as a result an impairment test of each of the specific asset groups was performed. An impairment loss of $7,585 has been recognized under the line item “Vessel impairment losses” in the interim unaudited Consolidated Statements of Operations for the three months ended March 31, 2020.
As of June 30, 2020, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360 for the classification of the vessels GSL Matisse and Utrillo as “held for sale” were met. As of June 30, 2020, the amount of $7,096, separately reflected in Assets held for sale in the unaudited interim Consolidated balance sheets, represents the fair market value of these vessels based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell the vessel and the vessel’s carrying value (including the unamortized balance of its dry-docking cost of amount $38), amounting to $912, has been recognized during the second quarter of 2020 under the line item “Vessel impairment losses”.
The total impairment loss recognized for the six months ended June 30, 2020 amounted to $8,497.
For all vessels, except for GSL Matisse and Utrillo, the Company has evaluated the impact of current economic situation on the recoverability of all its other vessel groups. The impairment review resulted in no impairment loss for the three months ended June 30, 2020.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
3.	Vessels in Operation (continued)
Collateral
As of June 30, 2020, 18 vessels of the GSL Fleet were pledged as collateral under the 2022 Notes and the Citi Super Senior Term Loan (“Citi Credit Facility”), one vessel of the GSL Fleet was pledged as collateral under the Hayfin Credit Facility.  Five of the seven vessels acquired during 2019 and 2020 were pledged under the Hellenic Bank Credit Facility (see note 4h). Additionally, the loan facilities of Poseidon Fleet are collateralized by preferred mortgages over 16 of the Poseidon vessels. Throughout the Company, five vessels were unencumbered as of June 30, 2020.
Advances for vessel acquisitions and other additions
The Company has made advances for the installation of scrubbers and ballast water treatments totaling $10,073 and $10,791 as of June 30, 2020 and December 31, 2019, respectively.  It is expected that the installations will be completed during 2020.
4.	Long-Term Debt
Facilities	June 30, 2020	December 31, 2019
2022 Notes	$322,723	$340,000
Less repurchase of Notes	(55,768)	(17,277)
2022 Notes (a)	$266,955	$322,723
2024 Notes (b)	58,958	39,765
Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, Hellenic, CTBC, Bank Sinopac, Palatine) (c)	250,400	224,800
Blue Ocean Junior Credit Facility (d, p)	38,500	38,500
Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility (e)	156,571	164,710
Citi Credit Facility (f)	4,677	12,077
Hayfin Credit Facility (g)	6,703	7,129
Hellenic Bank Credit Facility (h)	53,700	57,700
Chailease Credit Facility (i)	8,532	—
DVB Credit Facility (j)	—	45,445
Total	$844,996	$912,849
Less: Current portion of 2022 Notes (a)	(27,923)	(27,923)
Less: Current portion of long-term debt	(53,435)	(59,609)
Less: Original issue discount of 2022 Notes (a)	(1,493)	(1,859)
Less: Original issue discount of 2024 Notes (b)	(145)	(6)
Less: Deferred financing costs (r)	(13,143)	(14,095)
Non-current portion of Long-Term Debt	$748,857	$809,357

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
 (Expressed in thousands of U.S. dollars except share data)
4.	Long-Term Debt (continued)
a)	9.875% First Priority Secured Notes due 2022
On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400.
Interest on the 2022 Notes is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at June 30, 2020 and December 31, 2019 the 2022 Notes were secured by first priority vessel mortgages on the 18 vessels in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a vessel securing the 2022 Notes. In addition, the 2022 Notes were fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.
The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year. The original issue discount is being amortized on an effective interest rate basis over the life of the 2022 Notes. The Company is required to repay at a purchase price of 102%, $40,000 each year for the first three years and $35,000 thereafter, across both the 2022 Notes and the new Citi Credit Facility - see note 4(f) below. The Citi Credit Facility has minimum fixed amortization whereas as long as amounts are outstanding under that Facility amortization of the 2022 Notes is at the option of the noteholders, who can accept or reject an annual tender offer the Company is obliged to make. In December 2018, the tender offer was accepted in full and the Company repurchased $20,000 of the 2022 Notes at a purchase price of 102%. In December 2019, the tender offer of $20,000 was partially accepted by the noteholders and the Company repurchased $17,277 principal amount of the 2022 Notes at a purchase price of 102%. The balance of the offer of $2,723 was applied to repay the Citi Credit Facility at par - see note 4(f) below.
On February 10, 2020, the Company completed an optional redemption of $46,000 aggregate principal amount of its 2022 Notes at a redemption price of $48,271 (representing 104.938% of the aggregate principal amount) plus accrued and unpaid interest. During March 2020, the Company purchased $9,095 of aggregate principal amount of 2022 Notes in the open market at an average price of 98.14% of the aggregate principal amount. Further, during June 2020, the Company purchased $673 of aggregate principal amount of 2022 Notes in the open market at an average price of 92.01% of the aggregate principal amount.
On December 20, 2018, the Company entered into a first supplemental indenture for the 2022 Notes according to which the date beginning on which the Company is permitted to pay dividends to common shareholders in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Company for the preceding financial year, was brought forward from January 1, 2021 to January 1, 2020. Also, certain restrictions were agreed in the increase in the permitted transfer basket and the immediate increase in dividend capacity as a result of completing the Poseidon Transaction, and certain other provisions of the Indenture, among other things, the restricted payment covenant, the arm’s length transaction covenant and the reporting covenant were amended.
As of June 30, 2020, the outstanding balance was $265,462, net of the outstanding balance of the original issue discount.
b)	8.00% Senior Unsecured Notes due 2024
On November 19, 2019, the Company completed the sale of $27,500 aggregate principal amount of its 8.00% Senior Unsecured Notes (the “2024 Notes”) which mature on December 31, 2024. On November 27, 2019, the Company sold an additional $4,125 of 2024 Notes, pursuant the underwriter’s option to purchase such additional 2024 Notes. Interest on the 2024 Notes is payable on the last day of February, May, August and November of each year commencing on February 29, 2020.
The Company has the option to redeem the 2024 Notes for cash, in whole or in part, at any time (i) on or after December 31, 2021 and prior to December 31, 2022, at a price equal to 102% of the principal amount, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% of the principal amount and (iii) on or after December 31, 2023 and prior to maturity, at a price equal to 100% of the principal amount.
On November 27, 2019, the Company entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) under which and in accordance with the Company’s instructions, the Agent may offer and sell from time to time newly issued 2024 Notes.
As of June 30, 2020, the outstanding aggregate principal amount of the 2024 Notes was $58,958 including an amount of $27,333 comprised of newly issued 2024 Notes under the At Market Issuance Sales Agreement. The outstanding balance, net of the outstanding balance of the original issue discount, was $58,813.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
 (Expressed in thousands of U.S. dollars except share data)
4.	Long-Term Debt (continued)
c)	$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, Hellenic, CTBC, Bank Sinopac, Palatine)
On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224,310.
The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), ABN Amro Bank N.V. (“ABN”), CIT Bank, N.A. (“CIT”), Siemens Financial Services, Inc (“Siemens”),  Hellenic Bank Public Company Limited (“Hellenic”), CTBC Bank Co. Ltd. (“CTBC”), Bank Sinopac Ltd. (“Bank Sinopac”) and Banque Palatine (“Palatine”).
Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024.
Tranche B amounts to $38,000 was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024.
The existing indebtedness that was refinanced comprised of the following credit facilities:
●	$55,700 Credit Agricole Credit Facility with an outstanding balance of $50,961 as of September 19, 2019 (see note 4k).
●	$24,500 Blue Ocean Credit Facility with an outstanding balance of $23,652 as of September 19, 2019 (see note 4l).
●	$65,300 ABN AMRO Credit Facility with an outstanding balance of $61,595 as of September 19, 2019 (see note 4m).
●	$17,100 Amsterdam Trade Bank (“ATB”) Credit Facility with an outstanding balance of $12,600 as of September 19, 2019 (see note 4n).
●	$80,000 Credit Agricole Credit Facility with an outstanding balance of $75,500 as of September 19, 2019 (see note 4o).
●	$52,625 DVB Credit Facility with an outstanding balance of $44,366 as of February 12, 2020 (see note 4j).
The interest rate is LIBOR plus a margin of 3.00% and is payable at each quarter end date.
As of June 30, 2020, the outstanding balance of this facility amounted to $250,400.
d)	$38.5 Million Blue Ocean Junior Credit Facility
On September 19, 2019, the Company entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38,500 relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility (see note 4c).
The Company fully drew down the facility on September 23, 2019 and it is scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024.
This facility bears interest at 10.00% per annum.
As of June 30, 2020, the outstanding balance on this facility amounted to $38,500.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)
4.	Long-Term Debt (continued)
e)	$180.5 Million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180,500 with Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180,500 and final maturity of June 30, 2022.
On December 31, 2018, the Company entered a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the existing facility such that it was split into a senior facility in an amount of $141,900 (“Senior Facility”) and a junior facility in an amount of $38,600 (“Junior Facility”). The Lenders of the Senior Facility are Hamburg Commercial Bank AG (“HCOB”), Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Blue Ocean GP LLC, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) will be June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Junior Facility.
Senior Facility
The Senior Facility is comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $868, and a final instalment of $35,148. Tranche B relates to Anthea Y and is repayable in 14 instalments of $863 and a final instalment of $35,218. Tranche C relates to Maira XL and is repayable in 14 instalments of $858 and a final instalment of $35,288.
The Senior Facility bears interest at LIBOR plus 3.00% payable quarterly in arrears.
As of June 30, 2020, the outstanding balance on the Senior Facility was $123,089.
Junior Facility
The Junior Facility is comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $236 and a final instalment of $9,563. Tranche B relates to Anthea Y and is repayable in 14 instalments of $235 and a final instalment of $9,577. Tranche C relates to Maira XL and is repayable in 14 instalments of $233 and a final instalment of $9,604.
The Junior Facility bears interest at LIBOR plus 10.00% payable quarterly in arrears.
As of June 30, 2020, the outstanding balance on the Junior Facility was $33,482.
f)	$54.8 Million Citi Credit Facility
On October 26, 2017, and in connection with the 2022 Notes, the Company entered into a new $54,800 loan with Citibank N.A. The loan was drawn down in full on October 31, 2017 and matures no later than October 31, 2020. The interest rate is LIBOR plus a margin of 3.25% and is payable at least quarterly.
Amortization, which may be increased as described in note 4(a) above, is payable semi-annually and is a minimum of $20,000 in each of the first and second years with the balance to be repaid in the third year.
The collateral provided to the 2022 Notes also secures on a first priority basis the Citi Credit Facility. The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.
As of June 30, 2020, the outstanding balance on this facility was $4,677.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
4.	Long-Term Debt (continued)
g)	$65.0 Million Hayfin Credit Facility
On September 7, 2018, the Company and certain subsidiaries entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provides for a secured term loan facility of up to $65,000. The Hayfin Credit Facility is to be borrowed in tranches and is to be used in connection with the acquisition of vessels as specified in the Hayfin Credit Facility or as otherwise agreed with the Lenders. Hayfin Credit Facility, which is non-amortizing, is available for drawing until May 10, 2019 and has a final maturity date of July 16, 2022. The interest rate is LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum was due on the undrawn commitments until May 10, 2019 when the availability period was terminated.
Any debt drawn under the Hayfin Credit Facility will be secured by first priority vessel mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Hayfin Credit Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and the subsidiaries owning the  Facility Mortgaged Vessels. An initial tranche of $8,125 was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie.
As of June 30, 2020, the outstanding balance of this facility was $6,703.
h)	$59.0 Million Hellenic Bank Credit Facility
On May 23, 2019, the Company via its subsidiaries, Global Ship Lease 30, 31 and 32 entered into a facility agreement with Hellenic Bank for an amount up to $37,000. The Hellenic Bank Facility is to be borrowed in tranches and is to be used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi (see note 3).
An initial tranche of $13,000 was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The Facility is repayable in 20 equal quarterly instalments of $450 each with a final balloon of $4,000 payable together with the final instalment.
A second tranche of $12,000 was drawn on September 4, 2019, in connection with the acquisition of GSL Grania. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.
The third tranche of $12,000 was drawn on October 3, 2019, in connection with the acquisition of GSL Kalliopi. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.
On December 10, 2019, the Company via its subsidiaries Global Ship Lease 33 and 34 entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22,000 that is to be borrowed in two tranches and to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth. Both tranches were drawn on December 10, 2019 and are each repayable in 20 equal quarterly instalments of $375 each with a final balloon of $3,500 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.90% per annum.
As of June 30, 2020, the outstanding balance of this facility was $53,700.
i)	$9.0 Million Chailease Credit Facility
On February 26, 2020, the Company via its subsidiaries, Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9,000. The Chailease Bank Facility is to be used for the refinance of DVB Credit Facility (see note 4j).
The Facility is repayable in 36 consecutive monthly instalments $156 and 24 monthly installments of $86 with a final balloon of $1,314 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 4.20% per annum.
As of June 30, 2020, the outstanding balance of this facility was $8,532.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
4.	Long-Term Debt (continued)
j)	$52.6 Million DVB Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the four vessel owning companies of Maira, Nikolas, Newyorker and Mary, on the date of completion of the transaction of $51,063 with DVB Bank SE (“DVB”). The agreement is dated July 18, 2017, with initial drawdown amount of $52,625 and final maturity of December 31, 2020.
As of February 12, 2020, the outstanding balance on this facility amounted to $44,366 was fully refinanced by the Tranche B Syndicated Senior Secured Credit Facility (see note 4c) and the Chailease Credit Facility (see note 4i).
The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
The facility carried interest at LIBOR plus a margin of 2.85% per annum.
k)	$55.7 Million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Dolphin II, Kristina and Athena, on the date of completion of the transaction of $54,025 with Credit Agricole Corporate and Investment Bank (“Credit Agricole”). The agreement was dated August 11, 2017, with initial drawdown amount of $55,650 and final maturity of December 31, 2020.
On September 23, 2019, the outstanding balance on this facility of $50,961 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 4c).
The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance of the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest at LIBOR plus a margin of 2.75% per annum.
l)	$24.5 Million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the vessel owning company of Agios Dimitrios on the date of completion of the transaction of $24,231 with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Blue Ocean Investments SPC One and Blue Ocean Investments SPC Three (together, “Blue Ocean”). The agreement was dated August 11, 2017, with initial drawdown amount of $24,500 and final maturity of December 31, 2020.
On September 24, 2019, the outstanding balance on this facility of $23,652 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 4c).
The facility had a following repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest on $18,830 of principal at LIBOR plus a margin of 4.00% per annum.
m)	$65.3 Million ABN AMRO Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the two vessel owning companies of Orca II and Katherine, on the date of completion of the transaction of $64,254 with ABN AMRO Bank N.V. The agreement was dated August 30, 2017, with initial drawdown amount of $65,300 and final maturity of December 31, 2020.
As of September 24, 2019, the outstanding balance on this facility amounted to $61,595 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 4c).
The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest at LIBOR plus a margin of 3.42% per annum up to March 31, 2019 and afterwards 3.50% per annum.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
 (Expressed in thousands of U.S. dollars except share data)
4.	Long-Term Debt (continued)
n)	$17.1 Million Amsterdam Trade Bank (“ATB”) Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from THD Maritime Co. Limited, a holding company of the three vessel owning companies of Tasman, Dimitris Y and Ian H, on the date of completion of the transaction of $17,100 with Amsterdam Trade Bank N.V. The agreement was dated October 9, 2018 with initial drawdown amount of $17,100 divided in three tranches of $5,700 each and final maturity of December 31, 2020.
On September 27, 2019, the outstanding balance on this facility of $12,600 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 4c).
The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest at LIBOR plus a margin of 3.90% per annum.
o)	$80.0 Million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, Alexis, (previously named UASC Bubiyan) and Olivia I (previously named UASC Yas) on the date of completion of the transaction of $80,000 with Credit Agricole. The agreement was dated October 3, 2018, with initial drawdown amount of $80,000 and final maturity of June 30, 2020. An amendment to the agreement was entered into on April 22, 2019, whereby the final maturity date was amended to April 5, 2021 and the number of quarterly repayments increased from six to 10.
On September 24, 2019, the outstanding balance on this facility of $75,500 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 4c).
The Facility was repayable in 10 equal quarterly instalments of $1,500 each with a final balloon of $65,000 payable together with the final instalment.
This facility carried interest at LIBOR plus a margin of 3.00% per annum for the first 6 months, 3.25% for the following 12 months and 3.50% thereafter, payable quarterly in arrears.
p) $38.5 Million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, UASC Bubiyan and Olivia I (ex. UASC Yas) on the date of completion of the transaction of $38,500 with Blue Ocean. The agreement was dated October 3, 2018, with initial drawdown amount of $38,500 and final maturity of October 3, 2023.
On September 19, 2019, the outstanding balance on this facility of $38,500 was refinanced by the Blue Ocean Junior Credit Facility (see note 4d).
The Facility was scheduled to be repaid in one instalment at maturity date and bears interest at 10.00% fixed payable quarterly in arrears.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
4.	Long-Term Debt (continued)
q)	Repayment Schedule
Maturities of long-term debt for the years subsequent to June 30, 2020 are as follows:
Payment due by period ended	Amount
June 30, 2021	$81,376
June 30, 2022	212,139
June 30, 2023	245,198
June 30, 2024	37,835
June 30, 2025 and thereafter	268,448
$844,996
r)	Deferred Financing Costs

	June 30, 2020	December 31, 2019
Opening balance	$14,095	$9,299
Expenditures in the period	969	7,904
Amortization included within interest expense	(1,921)	(3,108)
Closing balance	$13,143	$14,095
Current portion	(18)	—
Non current portion	$13,125	$14,095

During 2020, total costs amounting $545 were incurred in connection with the “At Market Issuance Sales Agreement” of 2024 Notes (see note 4b). In addition, total costs amounting $74 were incurred in connection with the Syndicated Senior Secured Credit Facility (see note 4c), costs amounting $320 in connection with the Chailease Credit Facility (see note 4i) and costs amounting $30 in connection with the two Tranches of Hellenic Bank Credit Facility that were drawn down during the six months ended June 30, 2020 (see note 4h).
During 2019, total costs amounting $4,726 were incurred in connection with the Syndicated Senior Secured Credit Facility (see note 4c) and the Blue Ocean Junior Credit Facility (see note 4d) utilized for the refinance of certain then-existing credit facilities. Further, total costs amounting $2,426 were incurred in connection with the issuance of 2024 Notes (see note 4b). Additionally, total costs amounting to $752 were incurred in connection with the Hellenic Bank Credit Facility (see note 4h).
Deferred financing costs are amortized on an effective interest rate basis over the life of the financings for which they were incurred.
s)	Debt covenants-securities
Amounts drawn under the facilities listed above are secured by first priority mortgages on certain of the Company’s vessels and other collateral. The majority of the credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; and changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including debt ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with.
As of June 30, 2020 and December 31, 2019, the Company was in compliance with its debt covenants.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
 (Expressed in thousands of U.S. dollars except share data)
5.	Related Party Transactions
CMA CGM is presented as a related party due to the fact that as of June 30, 2020 and December 31, 2019, it was a significant shareholder of the Company, owning Class A common shares representing 11.1% and 11.20% of voting rights, respectively, in the Company. Amounts due to and from CMA CGM companies are shown within amounts due to or from related parties in the interim unaudited Consolidated Balance Sheets.
Time Charter Agreements
A number of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. Revenues generated from charters to CMA CGM are disclosed separately in the interim unaudited Consolidated Statements of Operations. The outstanding receivables due from CMA CGM are presented in the interim unaudited Consolidated Balance Sheets under "Due from related parties" totaling $2,687 and $2,968 as of June 30, 2020 and December 31, 2019, respectively.
Ship Management Agreements
Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. As of June 30, 2020, the management of the Company’s fleet was performed solely by Technomar under ship management agreements under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. During 2019, the ship management of certain vessels was undertaken by other third party companies, including CMA Ships, an affiliate of CMA CGM.
The management fees charged to the Company by Technomar and CMA Ships for the six months ended June 30, 2020 amounted to $6,105 and $nil, respectively (six months ended June 30, 2019: Technomar-$4,043 and CMA Ships-$190) and are shown in vessel operating expenses-related parties in the interim unaudited Consolidated Statements of Operations. As of June 30, 2020, any outstanding fees due to Technomar and CMA Ships are presented in the interim unaudited Consolidated Balance Sheets under "Due to related parties" totaling to $nil (December 31, 2019: Technomar:$nil and CMA Ships: $nil). Additionally, as of June 30, 2020, outstanding receivables due from Technomar and CMA Ships are presented under “Due from related parties” totaling to $4,450 and $107, respectively (December 31, 2019: Technomar: $855 and CMA Ships: $37).
Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company and is presented as a related party, as the Company’s Executive Chairman is the sole beneficial owner. Under the management agreements, Conchart is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advising the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels of Poseidon Fleet, the agreements were effective from the date of the completion of the Poseidon Transaction; for the GSL Fleet, the agreements will come into effect when new charters are entered into and applied to nine vessels up to June 30, 2020; for all vessels acquired  during 2019 and 2020, the agreements were effective upon acquisition.
The fees charged to the Company by Conchart for the six months ended June 30, 2020 amounted to $1,201 (six months ended June 30, 2019: $850) and are disclosed within time charter and voyage costs-related parties in the interim unaudited Consolidated Statements of Operations.
Any outstanding fees due to Conchart are presented in the interim unaudited Consolidated Balance Sheets under "Due to related parties" totaling to $33 and $109 as of June 30, 2020 and December 31, 2019, respectively.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
 (Expressed in thousands of U.S. dollars except share data)
6.	Commitments and Contingencies
Charter Hire Receivable
The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 45 vessels as at June 30, 2020 is as follows:

Period ending	Amount
June 30, 2021	$213,252
June 30, 2022	176,340
June 30, 2023	120,289
June 30, 2024	81,088
Thereafter	21,945
Total minimum lease revenue, net of address commissions	$612,915

7.	Share Capital
Common shares
As of June 30, 2020, the Company had one class of common shares.
On October 1, 2019, the Company closed a public offering of 7,613,788 Class A common shares, at an offering price of $7.25 per share, for gross proceeds of $55,200. This included the exercise in full by the underwriter of its option to purchase additional shares. The net proceeds, after underwriting discounts and commissions and expenses, amounted to $50,710 and are to be used for general corporate purposes, including the acquisition of containerships or the prepayment of debt.
On March 25, 2019, the Company effected a one-for-eight reverse stock split of the Company’s issued Class A common shares (see note 1). The reverse stock split ratio and the implementation and timing of the reverse stock split were determined by the Company’s Board of Directors, following approval of shareholders at a Special Meeting on March 20, 2019. The reverse stock split did not change the authorized number of shares or par value of the Company’s common shares. As part of the completion of the Poseidon Transaction, the outstanding shares of Class B common shares converted to Class A common shares on a one-for-one basis on January 2, 2019 and were also retrospectively adjusted for the one-for-eight reverse stock split.
Restricted stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 8).
During the six months ended June 30, 2019, 184,270 Class A common shares were issued under the 2019 Plan.
Preferred shares
On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). The net proceeds from the offering were $33,497. Dividends on the Series B Preferred Shares are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).
On December 10, 2019, the Company entered into At Market Issuance Sales Agreement with B. Riley FBR under which the Company may, from time to time, issue additional depositary shares, each of which represents 1/100th of one share of the Company’s Series B Preferred Shares (the “Depositary Share ATM Program”). Pursuant to the Depositary Share ATM Program, in 2019, the Company issued 42,756 depositary shares (representing an interest in 428 Series B Preferred Shares) for net proceeds of $856, and during the six months ended June 30, 2020, the Company issued 222,671 depositary shares (representing an interest in 2,227 Series B Preferred Shares) for net proceeds of $5,182. As of June 30, 2020, the Company had 16,655 Series B Preferred Shares outstanding.
These shares are classified as Equity in the interim unaudited Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the interim unaudited Consolidated Statements of Shareholders’ Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent dividends have been declared for all quarters.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
 (Expressed in thousands of U.S. dollars except share data)
8.	Share-Based Compensation
In July 2019, the Compensation Committee of the Board of Directors approved stock-based awards to four members of senior management under the Company’s 2019 Omnibus Incentive Plan (the “2019 Plan”). A total of 1,359,375 shares of incentive stock may be issued pursuant to the awards, in four tranches. The first tranche is to vest conditioned only on continued service over the three year period which commenced January 1, 2019. Initially, Tranches two, three and four would vest when the Company’s stock price exceeds $8.00, $11.00 and $14.00, respectively, over a 60-day period. The $8.00 threshold was achieved in January 2020.
On February 4, 2019, the 2019 Plan was adopted, and the 2015 Plan and its predecessor plan from 2008 were terminated.
The 2019 Plan is administered by the Compensation Committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2019 Plan during its 10-year term is 1,812,500. The maximum number of Class A common shares with respect to which awards may be granted to any non-employee director in any one calendar year is 12,500 shares or $100,000.
Share based awards since January 1, 2019, are summarized as follows:
	Restricted Stock Units
	Number of Units
	Management	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2019	—	$—	—
Granted on January 2019	1,359,375	3.79	n/a
Unvested as at December 31, 2019	1,359,375	$3.79	n/a
Vested for six months ended June 30, 2020	373,826	—	—
Unvested as at June 30, 2020	985,549	$3.79	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the interim unaudited Consolidated Statements of Operations over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.
For the six months ended June 30, 2020 and 2019, the Company recognized a total of $1,282 and $858, respectively, in respect of stock based compensation.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
 (Expressed in thousands of U.S. dollars except share data)
9.	Earnings per Share
Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The net income allocated to Class A and Series C shares was based on an as converted basis utilizing the two-class method.
Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only be allocated to the Class A common shareholders and Series C preferred shareholders.
At June 30, 2020, there were 985,549 shares of restricted stock units granted and unvested as part of management’s equity incentive plan. At June 30, 2019, there were no unvested awards under any of the Company’s incentive plans, only Class A common shares and Series C preferred shares were participating securities.
	Six months ended June 30,
	2020	2019
Numerator:
Net income attributable to common shareholders	13,226	17,991
Undistributed income attributable to Series C participating preferred shares	(5,602)	(10,181)
Net income available to common shareholders, basic and diluted	7,624	7,810

Net income available to:
Class A, basic and diluted	7,624	7,810

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	17,632,674	9,937,836
Plus weighted average number of RSUs with service conditions	97,954	74,606
Common share and common share equivalents, dilutive	17,730,628	10,012,442

Basic earnings per share:
Class A	0.43	0.79

Diluted earnings per share:
Class A	0.43	0.78

Series C Preferred Shares-basic and diluted earnings per share:
Undistributed income attributable to Series C participating preferred shares	5,602	10,181
Basic weighted average number of Series C Preferred shares outstanding, as converted	12,955,187	12,955,187
Plus weighted average number of RSUs with service conditions	71,970	97,259
Dilutive weighted average number of Series C Preferred shares outstanding, as converted	13,027,157	13,052,446
Basic earnings per share	0.43	0.79
Diluted earnings per share	0.43	0.78

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
 (Expressed in thousands of U.S. dollars except share data)
10.	Subsequent events
On July 3, 2020, the Company delivered GSL Matisse to its new owners for net proceeds of $3,567, and the vessel was released as collateral under the Company’s 2022 Notes and Citi Credit Facility.
On July 20, 2020, the Company delivered Utrillo to its new owners for net proceeds of $3,567, and the vessel was released as collateral under the Company’s 2022 Notes and Citi Credit Facility.
After the period end and up to August 6, 2020, the Company issued and sold an aggregate of 12,356 depositary shares (representing an interest in 124 Series B Preferred Shares) in connection with the At Market Issuance Sales Agreement (see note 7) for net proceeds of $253. As of August 6, 2020, the Company had 16,779 Series B Preferred Shares outstanding.